SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For June, 2009

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PUBLIC FEDERAL SERVICE
CVM - SECURITIES EXCHANGE COMMISSION
ITR - QUARTERLY INFORMATION	03/31/2009	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01444 -3	2 - COMPANY'S NAME CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	3 - Federal Taxpayers' Registration Number (CNPJ) 43.776.517/0001 - 80
4 - State Registration Number - NIRE 35300016831

01.02 - HEAD OFFICE

1 – ADDRESS Rua Costa Carvalho, 300			2 - SUBURB OR DISTRICT Pinheiros
3 - POSTAL CODE 05429 -900	4 - MUNICIPALITY São Paulo			5 - STATE SP
6 - AREA CODE 11	7 - TELEPHONE 3388-8000	8 - TELEPHONE 3388- 8200	9 - TELEPHONE 3388- 8201	10 - TELEX
11 - AREA CODE 11	12 - FAX 3813-0254	13 - FAX -	14 - FAX -
15 - E-MAIL sabesp@sabesp.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company’s Mail Address)

1 - NAME Rui de Britto Álvares Affonso
2 – ADDRESS Rua Costa Carvalho, 300			3 – SUBURB OR DISTRICT Pinheiros
4 - POSTAL CODE 05429 -900	5 - MUNICIPALITY São Paulo			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE 3388- 8247	9 - TELEPHONE 3388 -8386	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 11	13 - FAX 3815- 4465	14 - FAX -	15 - FAX -
16 - E-MAIL raffonso@sabesp.com.br

01.04 - GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 -BEGIN NING	2 - END	3 - QUARTER	4 -BEGINNING	5 - END	6 - QUARTER	7 -BEGINNING	8 - END
01/01/2009	12/31/2009	1	01/01/2009	03/31/2009	4	10/01/2008	12/31/2008
9 – INDEPENDENT ACCOUNTANT PRICEWATERHOUSECOOPERS INDEPENDENT AUDITORS						10 - CVM CODE 00287-9
11 – PARTNER RESPONSIBLE Paulo Cesar Estevão Netto						12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 018.950.957-00

Page: 1

01.05 - CAPITAL COMPOSITION

NUMBER OF SHARES (thousand)	1 - CURRENT QUARTER 03/31/2009	2 - PRIOR QUARTER 12/31/2008	3 - SAME QUARTER IN PRIOR YEAR 03/31/2008
Paid- up Capital
1 - Common	227,836	227,836	227,836
2 - Preferred	0	0	0
3 - Total	227,836	227,836	227,836
Treasury Shares
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - SITUATION Operational
3 - NATURE OF OWNERSHIP State-owned
4 - ACTIVITY CODE 1160 - Sanitation, Water and Gas Services
5 - MAIN ACTIVITY Water Capture, Treatment and Distribution; Sewage Collection and Treatment
6 - TYPE OF CONSOLIDATION Total
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - DATE OF APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	Board of Directors’ Meeting	07/31/2008	Interest on capital		Registered common	0.8800000000
02	Board of Directors’ Meeting	01/15/2009	Interest on capital		Registered common	0.4200000000
03	Board of Directors’ Meeting	05/14/2009	Interest on capital		Registered common	0.6100000000

Page: 2

01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF ALTERATION	3 - CAPITAL (R$ thousand)	4 - AMOUNT OF THE ALTERATION (R$ thousand)	5 - NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (Thousand)	8 - SHARE PRICE ON ISSUE DATE (Reais)

01.10 - INVESTOR RELATIONS OFFICER

1 - Date 05/15/2009	2 - SIGNATURE

Page: 3

02.01 - BALANCE SHEET - ASSETS (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 03/31/2009	4 - 12/31/2008
1	Total assets	20,762,003	20,522,966
1.01	Current assets	2,329,374	2,234,739
1.01.01	Cash and cash equivalents	797,909	622,059
1.01.01.01	Cash & Cash Equivalents	797,010	620,942
1.01.01.02	Other cash and cash equivalents	899	1,117
1.01.02	Receivables	1,274,355	1,339,877
1.01.02.01	Trade accounts receivable	1,127,086	1,129,746
1.01.02.02	Sundry receivables	147,269	210,131
1.01.02.02.01	Balances & Transactions with Related Parties	147,269	210,131
1.01.03	Inventories	42,228	47,678
1.01.03.01	Storeroom supplies - operations	42,228	47,678
1.01.04	Other	214,882	225,125
1.01.04.01	Taxes Recoverable	6,552	4,665
1.01.04.02	Deferred Income Taxes & Social Contribution	181,286	170,982
1.01.04.03	Blocked Deposits	5	32,592
1.01.04.04	Other receivables	27,039	16,886
1.02	Noncurrent assets	18,432,629	18,288,227
1.02.01	Long-term assets	2,543,180	2,541,826
1.02.01.01	Sundry receivables	2,543,180	2,541,826
1.02.01.01.01	Trade accounts receivable	282,867	326,472
1.02.01.01.02	Balances & Transactions with Related Parties	1,399,023	1,389,835
1.02.01.01.03	Indemnities receivable	146,213	148,794
1.02.01.01.04	Escrow deposits	51,236	49,127
1.02.01.01.05	Deferred Income Tax & Social Contribution	455,856	435,341
1.02.01.01.06	Agreement with Sao Paulo City Hall	118,511	102,002
1.02.01.01.07	Other receivables	89,474	90,255
1.02.01.02	Intercompany receivables	0	0
1.02.01.02.01	Affiliates	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	0	0
1.02.02	Permanent assets	15,889,449	15,746,401
1.02.02.01	Investments	4,521	4,552
1.02.02.01.01	In affiliated companies	0	0
1.02.02.01.02	In affiliated companies - goodwill	0	0
1.02.02.01.03	In subsidiaries	3,801	3,832
1.02.02.01.04	In subsidiaries - goodwill	0	0
1.02.02.01.05	Other investments	0	0
1.02.02.01.06	Shares in other companies	698	698
1.02.02.01.07	Compulsory deposits - Eletrobrás	22	22
1.02.02.02	Property, plant and equipment	15,047,121	14,926,433

Page: 4

1 - Code	2 - Description	3 - 03/31/2009	4 - 12/31/2008
1.02.02.02.01	Property, plant and equipment	12,227,279	12,182,369
1.02.02.02.02	Construction in progress	2,819,842	2,744,064
1.02.02.02.03	Intangible	0	0
1.02.02.02.04	Deferred charges	0	0
1.02.02.03	Intangible	837,807	815,416
1.02.02.04	Deferred charges	0	0

Page: 5

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS’ EQUITY (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 03/31/2009	4 - 12/31/2008
2	Total liabilities and shareholders’ equity	20,762,003	20,522,966
2.01	Current liabilities	3,036,265	3,016,895
2.01.01	Loans and financing	603,682	582,942
2.01.02	Debentures	686,109	865,918
2.01.02.01	6th issue of debentures	238,213	240,346
2.01.02.02	7th issue of debentures	0	200,000
2.01.02.03	8th issue of debentures	350,000	350,000
2.01.02.04	Interest on debentures	97,896	75,572
2.01.03	Trade accounts payable	175,656	187,139
2.01.04	Taxes payable	139,814	130,409
2.01.04.01	Income tax	22,743	3,742
2.01.04.02	Social contribution tax	9,918	6,114
2.01.04.03	PAES (tax debt refinancing program)	32,984	32,631
2.01.04.04	COFINS and PASEP (taxes on revenue)	41,823	37,766
2.01.04.05	INSS (Social security contribution)	21,433	21,406
2.01.04.06	Other	10,913	28,750
2.01.05	Dividends payable	0	0
2.01.06	Reserves	492,092	459,395
2.01.06.01	For Tax Contingencies	3,475	744
2.01.06.02	For Civil Contingencies	14,937	13,422
2.01.06.03	For Contingencies with Suppliers	151,754	145,998
2.01.06.04	For Contingencies with Customers	296,764	271,095
2.01.06.05	For Environmental Contingencies	14,064	14,620
2.01.06.06	For Labor Contingencies	11,098	13,516
2.01.07	Intercompany payables	0	0
2.01.08	Other	938,912	791,092
2.01.08. 01	Payroll and related charges	357,065	196,056
2.01.08.02	Accounts Payable	148,113	163,203
2.01.08.03	Interest on capital payable	275,007	275,007
2.01.08.04	Deferred taxes	50,498	64,369
2.01.08.05	Refundable amounts	44,738	41,889
2.01.08.06	Program contract commitments	49,999	35,308
2.01.08.07	Other payables	13,492	15,260
2.02	Noncurrent liabilities	6,977,095	7,013,642
2.02.01	Long-term liabilities	6,977,095	7,013,642
2.02.01.01	Loans and financing	4,392,650	4,419,084
2.02.01.02	Debentures	992,064	997,164
2.02.01.02.01	6th issue of debentures	227,651	229,690
2.02.01.02.02	7th issue of debentures	122,400	123,497
2.02.01.02.03	8th issue of debentures	422,052	425,831
2.02.01.02.04	9th issue of debentures	219,961	218,146

Page: 6

1 - Code	2 - Description	3 - 03/31/2009	4 - 12/31/2008
2.02.01.03	Reserves	677,932	698,253
2.02.01.03.01	For Tax Contingencies	23,301	25,547
2.02.01.03.02	For Civil Contingencies	139,901	139,024
2.02.01.03.03	For Contingencies with Suppliers	78,890	76,374
2.02.01.03.04	For Contingencies with Customers	363,698	388,780
2.02.01.03.05	For Environmental Contingencies	43,829	40,822
2.02.01.03.06	For Labor Contingencies	28,313	27,706
2.02.01.04	Intercompany payables	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	914,449	899,141
2.02.01.06.01	Deferred taxes	145,205	141,492
2.02.01.06.02	PAES (tax debt refinancing program)	107,196	114,210
2.02.01.06.03	Social security charges	434,553	419,871
2.02.01.06.04	Indemnities	42,483	41,435
2.02.01.06.05	Program contract commitments	115,617	111,118
2.02.01.06.06	Other payables	69,395	71,015
2.03	Deferred income	0	0
2.05	Shareholders' equity	10,748,643	10,492,429
2.05.01	Capital	6,203,688	6,203,688
2.05.02	Capital reserves	124,255	124,255
2.05.02.01	Support to projects	108,475	108,475
2.05.02.02	Incentive reserve	15,780	15,780
2.05.03	Revaluation reserves	2,231,350	2,253,012
2.05.03.01	Own assets	2,231,350	2,253,012
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit reserves	1,911,474	1,911,474
2.05.04.01	Legal	357,058	357,058
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profit	0	0
2.05.04.05	Profit retention	0	0
2.05.04.06	Special for unpaid dividends	0	0
2.05.04.07	Other profit reserves	1,554,416	1,554,416
2.05.04.07.01	Reserve for investments	1,554,416	1,554,416
2.05.05	Adjustments of Equity Evaluation	0	0
2.05.05.01	Adjustments of Marketable Securities	0	0
2.05.05.02	Conversion Accumulated Adjustments	0	0
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained earnings (accumulated deficit)	277,876	0
2.05.07	Advance for future capital increase	0	0

Page: 7

03.01 - STATEMENT OF INCOME (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 01/01/2009 to 03/31/2009	4 - 01/01/2009 to 03/31/2009	5 -01/01/2008 to 03/31/2008	6 - 01/01/2008 to 03/31/2008
3.01	Gross revenue from sales and/or services	1,779,367	1,779,367	1,658,617	1,658,617
3.02	Gross revenue deductions	(126,001)	(126,001)	(118,548)	(118,548)
3.03	Net revenue from sales and/or services	1,653,366	1,653,366	1,540,069	1,540,069
3.04	Cost of sales and/or services	(835,189)	(835,189)	(664,753)	(664,753)
3.05	Gross profit	818,177	818,177	875,316	875,316
3.06	Operating (expenses) income	(418,402)	(418,402)	(401,620)	(401,620)
3.06.01	Selling	(208,516)	(208,516)	(138,613)	(138,613)
3.06.02	General and administrative	(147,722)	(147,722)	(112,476)	(112,476)
3.06.03	Financial	(67,603)	(67,603)	(161,488)	(161,488)
3.06.03.01	Financial income	56,402	56,402	52,390	52,390
3.06.03.01.01	Financial income	63,849	63,849	52,155	52,155
3.06.03.01.02	Exchange gains	(7,447)	(7,447)	235	235
3.06.03.02	Financial expenses	(124,005)	(124,005)	(213,878)	(213,878)
3.06.03.02.01	Financial expenses	(156,875)	(156,875)	(202,345)	(202,345)
3.06.03.02.02	Exchange losses	32,870	32,870	(11,533)	(11,533)
3.06.04	Other operating income	7,523	7,523	14,385	14,385
3.06.04.01	Other operating income	8,290	8,290	16,156	16,156
3.06.04.02	COFINS and PASEP (taxes on revenue)	(767)	(767)	(1,771)	(1,771)
3.06.05	Other operating expenses	(2,053)	(2,053)	(3,428)	(3,428)
3.06.05.01	Loss on write-off of property, plant and equipment items	(1,780)	(1,780)	(3,236)	(3,236)
3.06.05.02	Other	(273)	(273)	(192)	(192)
3.06.06	Equity in subsidiaries	(31)	(31)	0	0
3.07	Income from operations	399,775	399,775	473,696	473,696
3.08	Nonoperating income (expenses)	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before taxes and profit sharing	399,775	399,775	473,696	473,696
3.10	Provision for income and social contribution taxes	(176,354)	(176,354)	(192,297)	(192,297)

Page: 8

1 - Code	2 - Description	3 - 01/01/2009 to 03/31/2009	4 - 01/01/2009 to 03/31/2009	5 -01/01/2008 to 03/31/2008	6 - 01/01/2008 to 03/31/2008
3.10.01	Provision for income tax	(129,499)	(129,499)	(141,316)	(141,316)
3.10.02	Provision for social contribution tax	(46,855)	(46,855)	(50,981)	(50,981)
3.11	Deferred income tax	32,793	32,793	22,326	22,326
3.11.01	Deferred income tax	24,112	24,112	16,416	16,416
3.11.02	Deferred social contribution tax	8,681	8,681	5,910	5,910
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income (loss)	256,214	256,214	303,725	303,725
	Number of shares, former treasury shares (thousand)	227,836	227,836	227,836	227,836
	EARNINGS PER SHARE (Reais)	1.12455	1.12455	1.33309	1.33309
	LOSS PER SHARE (Reais)

Page: 9

04.01 - STATEMENT OF CASH FLOWS - INDIRECT METHOD (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 01/01/2009 to 03/31/2009	4 - 01/01/2009 to 03/31/2009	5 -01/01/2008 to 03/31/2008	6 - 01/01/2008 to 03/31/2008
4.01	Net Cash from Op erating Activities	751,717	751,717	719,472	719,472
4.01.01	Cash Generated from Operations	617,354	617,354	762,360	762,360
4.01.01.01	Net Income for the Period	256,214	256,214	303,725	303,725
4.01.01.02	Deferred Taxes and Contributions	(40,977)	(40,977)	(22,326)	(22,326)
4.01.01.03	Provision for Contingencies	48,068	48,068	91,958	91,958
4.01.01.04	Reversal of Provision for Losses	288	288	(226)	(226)
4.01.01.05	Other Provisions	122	122	117	117
4.01.01.06	Social Security Obligations	19,037	19,037	17,514	17,514
4.01.01.07	Write-off of Fixed Assets	1,780	1,780	3,236	3,236
4.01.01.08	Write-off of Investments	0	0	0	0
4.01.01.09	Depreciation and Amortization	161,692	161,692	150,126	150,126
4.01.01.10	Intersts on Loans and Financings Payable	123,271	123,271	118,965	118,965
4.01.01.11	Monetary and Foreign Exchange Variation on Loans and Financings	(32,648)	(32,648)	38,013	38,013
4.01.01.12	Monetary Variation on Interests on Shareholders´ Equity	0	0	7,338	7,338
4.01.01.13	Expenses with Interests and Monetary Variations	1,555	1,555	2,593	2,593
4.01.01.14	Income with Interests and Monetary Variations	(8,479)	(8,479)	(6,141)	(6,141)
4.01.01.15	Allowance for Doubtful Accounts	87,400	87,400	57,468	57,468
4.01.01.16	Equity Result	31	31	0	0
4.01.02	Variation to Assets and Liabilities	134,363	134,363	(42,888)	(42,888)
4.01.02.01	Accounts Receivable	(41,130)	(41,130)	(93,120)	(93,120)
4.01.02.02	Balances and T ransactions with Related Parties	55,709	55,709	169,292	169,292
4.01.02.03	Inventories	5,162	5,162	7,931	7,931
4.01.02.04	Taxes Recoverable	(1,887)	(1,887)	6,480	6,480
4.01.02.05	Other Accounts Receivable	7,119	7,119	(26,844)	(26,844)
4.01.02.06	Judicial Deposits	6,353	6,353	(8,043)	(8,043)
4.01.02.07	Indemnifications Receivable	2,581	2,581	0	0
4.01.02.08	Contractors and Suppliers	(4,249)	(4,249)	(34,080)	(34,080)
4.01.02.09	Salaries, Provisions and Social Security O bligations	161,009	161,009	18,404	18,404

Page: 10

1 - Code	2 - Description	3 - 01/01/2009 to 03/31/2009	4 - 01/01/2009 to 03/31/2009	5 -01/01/2008 to 03/31/2008	6 - 01/01/2008 to 03/31/2008
4.01.02.10	Taxes and Contributions Payable	836	836	13,821	13,821
4.01.02.11	Accounts Payable	(15,091)	(15,091)	(10,495)	(10,495)
4.01.02.12	Other Obligations	388	388	813	813
4.01.02.13	Contingencies	(38,082)	(38,082)	(82,929)	(82,929)
4.01.02.14	Pension Plan	(4,355)	(4,355)	(4,118)	(4,118)
4.01.03	Others	0	0	0	0
4.02	Net Cash from Investment Activities	(329,924)	(329,924)	(232,663)	(232,663)
4.02.01	Acquisition of Items of Fixed Assets	(325,691)	(325,691)	(218,029)	(218,029)
4.02.02	Increase in Intangibles	(4,233)	(4,233)	(14,634)	(14,634)
4.02.03	Increase in Investments	0	0	0	0
4.03	Net Cash from Financing Activities	(245,943)	(245,943)	(571,581)	(571,581)
4.03.01	Funding	178,193	178,193	38,821	38,821
4.03.02	Payments	(424,136)	(424,136)	(202,240)	(202,240)
4.03.03	Payment of Interests on Shareholders´ Equity	0	0	(408,162)	(408,162)
4.04	Foreign Exchange Variation on Cash & Cash Equivalents	0	0	0	0
4.05	Increase(Decrease) in Cash & Cash Equivalents	175,850	175,850	(84,772)	(84,772)
4.05.01	Beginning Balance of Cash & Cash Equivalents	622,059	622,059	464,997	464,997
4.05.02	Ending Balance of Cash & Cash Equivalents	797,909	797,909	380,225	380,225

Page: 11

05.01 - STATEMENT OF CHANGES TO SHAREHOLDERS’ EQUITY FROM 01/01/2009 to 03/31/2009 (In thousands of Brazilian reais - R$)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 -CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - PROFIT RESERVES	7 -RETAINED EARNINGS/LOSSES	8 -EQUITY ADJUSTMENTS	9 -TOTAL SHAREHOLDERS´ EQUITY
5.01	Beginning Balance	6,203,688	124,255	2,253,012	1,911,474	0	0	10,492,429
5.02	Adjustments from Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	6,203,688	124,255	2,253,012	1,911,474	0	0	10,492,429
5.04	Profit/Loss for the Period	0	0	0	0	256,214	0	256,214
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interests on Shareholders´ Equity	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Adjustments	0	0	0	0	0	0	0
5.07.01	Marketable Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Conversion Accumulated Adjustments	0	0	0	0	0	0	0
5.07.03	Adjustments from Business Combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	0	0	0	0	0	0	0
5.09	Capital Reserves Constitution/Realization	0	0	0	0	0	0	0
5.10	Treasury Stock	0	0	0	0	0	0	0
5.11	Other Capital Stock Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	(21,662)	0	21,662	0	0
5.13	Ending Balance	6,203,688	124,255	2,231,350	1,911,474	277,876	0	10,748,643

Page: 12

05.02 - STATEMENT OF CHANGES TO SHAREHOLDERS’ EQUITY FROM 01/01/2009 to 03/31/2009 (In thousands of Brazilian reais - R$)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 -CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - PROFIT RESERVES	7 -RETAINED EARNINGS/LOSSES	8 -EQUITY ADJUSTMENTS	9 -TOTAL SHAREHOLDERS´ EQUITY
5.01	Beginning Balance	6,203,688	124,255	2,253,012	1,911,474	0	0	10,492,429
5.02	Adjustments from Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	6,203,688	124,255	2,253,012	1,911,474	0	0	10,492,429
5.04	Profit/Loss for the Period	0	0	0	0	256,214	0	256,214
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interests on Shareholders´ Equity	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Adjustments	0	0	0	0	0	0	0
5.07.01	Marketable Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Conversion Accumulated Adjustments	0	0	0	0	0	0	0
5.07.03	Adjustments from Business Combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	0	0	0	0	0	0	0
5.09	Capital Reserves Constitution/Realization	0	0	0	0	0	0	0
5.10	Treasury Stock	0	0	0	0	0	0	0
5.11	Other Capital Stock Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	(21,662)	0	21,662	0	0
5.13	Ending Balance	6,203,688	124,255	2,231,350	1,911,474	277,876	0	10,748,643

Page: 13

08.01 - CONSOLIDATED BALANCE SHEETS - ASSETS (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 03/31/2009	4 - 12/31/2008
1	Total assets	20,762,026	20,522,990
1.01	Current assets	2,332,983	2,238,412
1.01.01	Cash and cash equivalents	801,514	625,732
1.01.01.01	Cash & Cash Equivalents	800,615	624,615
1.01.01.02	Other cash and cash equivalents	899	1,117
1.01.02	Receivables	1,274,355	1,339,877
1.01.02.01	Trade accounts receivable	1,127,086	1,129,746
1.01.02.02	Sundry receivables	147,269	210,131
1.01.02.02.01	Balances & Transactions with Related Parties	147,269	210,131
1.01.03	Inventories	42,228	47,678
1.01.03.01	Storeroom supplies - operations	42,228	47,678
1.01.04	Other	214,886	225,125
1.01.04.01	Taxes Recoverable	6,552	4,665
1.01.04.02	Deferred Income Taxes & Social Contribution	181,286	170,982
1.01.04.03	Blocked Deposits	5	32,592
1.01.04.04	Other receivables	27,043	16,886
1.02	Noncurrent assets	18,429,043	18,284,578
1.02.01	Long-term assets	2,543,180	2,541,826
1.02.01.01	Sundry receivables	2,543,180	2,541,826
1.02.01.01.01	Trade accounts receivable	282,867	326,472
1.02.01.01.02	Balances & Transactions with Related Parties	1,399,023	1,389,835
1.02.01.01.03	Indemnities receivable	146,213	148,794
1.02.01.01.04	Escrow deposits	51,236	49,127
1.02.01.01.05	Deferred Income Tax & Social Contribution	455,856	435,341
1.02.01.01.06	Agreement with Sao Paulo City Hall	118,511	102,002
1.02.01.01.07	Other receivables	89,474	90,255
1.02.01.02	Intercompany receivables	0	0
1.02.01.02.01	Affiliates	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	0	0
1.02.02	Permanent assets	15,885,863	15,742,752
1.02.02.01	Investments	719	720
1.02.02.01.01	In affiliated companies	0	0
1.02.02.01.02	In subsidiaries	0	0
1.02.02.01.03	Other investments	0	0
1.02.02.01.06	Shares in other companies	698	698
1.02.02.01.07	Compulsory deposits - Eletrobrás	21	22
1.02.02.02	Property, plant and equipment	15,047,337	14,926,616
1.02.02.02.01	Property, plant and equipment	12,227,294	12,182,384
1.02.02.02.02	Construction in progress	2,820,043	2,744,232

Page: 14

1 - Code	2 - Description	3 - 03/31/2009	4 - 12/31/2008
1.02.02.03	Intangible	837,807	815,416
1.02.02.04	Deferred charges	0	0

Page: 15

08.02 - CONSOLIDATED BALANCE SHEETS - LIABILITIES (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 03/31/2009	4 - 12/31/2008
2	Total liabilities and shareholders’ equity	20,762,026	20,522,990
2.01	Current liabilities	3,036,288	3,016,919
2.01.01	Loans and financing	603,682	582,942
2.01.02	Debentures	686,109	865,918
2.01.02.01	6th issue of debentures	238,213	240,346
2.01.02.02	7th issue of debentures	0	200,000
2.01.02.03	8th issue of debentures	350,000	350,000
2.01.02.04	Interest on debentures	97,896	75,572
2.01.03	Trade accounts payable	175,657	187,143
2.01.04	Taxes payable	139,814	130,410
2.01.04.01	Income tax	22,743	3,742
2.01.04.02	Social contribution tax	9,918	6,114
2.01.04.03	PAES (tax debt refinancing program)	32,984	32,631
2.01.04.04	COFINS and PASEP (taxes on revenue)	41,823	37,766
2.01.04.05	INSS (Social security contribution)	21,433	21,406
2.01.04.06	Other	10,913	28,751
2.01.05	Dividends payable	0	0
2.01.06	Reserves	492,092	459,395
2.01.06.01	For Tax Contingencies	3,475	744
2.01.06.02	For Civil Contingencies	14,937	13,422
2.01.06.03	For Contingencies with Suppliers	151,754	145,998
2.01.06.04	For Contingencies with Customers	296,764	271,095
2.01.06.05	For Environmental Contingencies	14,064	14,620
2.01.06.06	For Labor Contingencies	11,098	13,516
2.01.07	Intercompany payables	0	0
2.01.08	Other	938,934	791,111
2.01.08.01	Payroll and related charges	357,087	196,075
2.01.08.02	Accounts Payable	148,113	163,203
2.01.08.03	Interest on capital payable	275,007	275,007
2.01.08.04	Deferred taxes	50,498	64,369
2.01.08.05	Refundable amounts	44,738	41,889
2.01.08.06	Program contract commitments	49,999	35,308
2.01.08.07	Other payables	13,492	15,260
2.02	Noncurrent liabilities	6,977,095	7,013,642
2.02.01	Long-term liabilities	6,977,095	7,013,642
2.02.01.01	Loans and financing	4,392,650	4,419,084
2.02.01.02	Debentures	992,064	997,164
2.02.01.02.01	6th issue of debentures	227,651	229,690
2.02.01.02.02	7th issue of debentures	122,400	123,497
2.02.01.02.03	8th issue of debentures	422,052	425,831
2.02.01.02.04	9th issue of debentures	219,961	218,146
2.02.01.03	Reserves	677,932	698,253

Page: 16

1 - Code	2 - Description	3 - 03/31/2009	4 - 12/31/2008
2.02.01.03.01	For Tax Contingencies	23,301	25,547
2.02.01.03.02	For Civil Contingencies	139,901	139,024
2.02.01.03.03	For Contingencies with Suppliers	78,890	76,374
2.02.01.03.04	For Contingencies with Customers	363,698	388,780
2.02.01.03.05	For Environmental Contingencies	43,829	40,822
2.02.01.03.06	For Labor Contingencies	28,313	27,706
2.02.01.04	Intercompany payables	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	914,449	899,141
2.02.01.06.01	Deferred taxes	145,205	141,492
2.02.01.06.02	PAES (tax debt refinancing program)	107,196	114,210
2.02.01.06.03	Social security charges	434,553	419,871
2.02.01.06.04	Indemnities	42,483	41,435
2.02.01.06.05	Program contract commitments	115,617	111,118
2.02.01.06.06	Other payables	69,395	71,015
2.03	Deferred income	0	0
2.04	Interest of non-controlling shareholders	0	0
2.05	Shareholders' equity	10,748,643	10,492,429
2.05.01	Capital	6,203,688	6,203,688
2.05.02	Capital reserves	124,255	124,255
2.05.02.01	Support to projects	108,475	108,475
2.05.02.02	Incentive reserve	15,780	15,780
2.05.03	Revaluation reserves	2,231,350	2,253,012
2.05.03.01	Own assets	2,231,350	2,253,012
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit reserves	1,911,474	1,911,474
2.05.04.01	Legal	357,058	357,058
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profit	0	0
2.05.04.05	Profit retention	0	0
2.05.04.06	Special for unpaid dividends	0	0
2.05.04.07	Other profit reserves	1,554,416	1,554,416
2.05.04.07.01	Reserve for investments	1,554,416	1,554,416
2.05.05	Adjustments of Equity Evaluation	0	0
2.05.05.01	Adjustments of Marketable Securities	0	0
2.05.05.02	Conversion Accumulated Adjustments	0	0
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained earnings (accumulated deficit)	277,876	0
2.05.07	Advance for future capital increase	0	0

Page: 17

09.01 - CONSOLIDATED STATEMENT OF INCOME (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 01/01/2009 to 03/31/2009	4 - 01/01/2009 to 03/31/2009	5 -01/01/2008 to 03/31/2008	6 - 01/01/2008 to 03/31/2008
3.01	Gross revenue from sales and/or services	1,779,367	1,779,367	1,658,617	1,658,617
3.02	Gross revenue deductions	(126,001)	(126,001)	(118,548)	(118,548)
3.03	Net revenue from sales and/or services	1,653,366	1,653,366	1,540,069	1,540,069
3.04	Cost of sales and/or services	(835,189)	(835,189)	(664,753)	(664,753)
3.05	Gross profit	818,177	818,177	875,316	875,316
3.06	Operating (expenses) income	(418,402)	(418,402)	(401,620)	(401,620)
3.06.01	Selling	(208,516)	(208,516)	(138,613)	(138,613)
3.06.02	General and administrative	(147,860)	(147,860)	(112,476)	(112,476)
3.06.03	Financial	(67,496)	(67,496)	(161,488)	(161,488)
3.06.03.01	Financial income	56,509	56,509	52,390	52,390
3.06.03.01.01	Financial income	63,956	63,956	52,155	52,155
3.06.03.01.02	Exchange gains	(7,447)	(7,447)	235	235
3.06.03.02	Financial expenses	(124,005)	(124,005)	(213,878)	(213,878)
3.06.03.02.01	Financial expenses	(156,875)	(156,875)	(202,345)	(202,345)
3.06.03.02.02	Exchange losses	32,870	32,870	(11,533)	(11,533)
3.06.04	Other operating income	7,523	7,523	14,385	14,385
3.06.04.01	Other operating income	8,290	8,290	16,156	16,156
3.06.04.02	COFINS and PASEP (taxes on revenue)	(767)	(767)	(1,771)	(1,771)
3.06.05	Other operating expenses	(2,053)	(2,053)	(3,428)	(3,428)
3.06.05.01	Loss on write-off of property, plant and equipment items	(1,780)	(1,780)	(3,236)	(3,236)
3.06.05.02	Other	(273)	(273)	(192)	(192)
3.06.06	Equity in subsidiaries	0	0	0	0
3.07	Income from operations	399,775	399,775	473,696	473,696
3.08	Nonoperating income (expenses)	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before taxes and profit sharing	399,775	399,775	473,696	473,696
3.10	Provision for income and social contribution taxes	(176,354)	(176,354)	(192,297)	(192,297)

Page: 18

1 - Code	2 - Description	3 - 01/01/2009 to 03/31/2009	4 - 01/01/2009 to 03/31/2009	5 -01/01/2008 to 03/31/2008	6 - 01/01/2008 to 03/31/2008
3.10.01	Provision for income tax	(129,499)	(129,499)	(141,316)	(141,316)
3.10.02	Provision for social contribution tax	(46,855)	(46,855)	(50,981)	(50,981)
3.11	Deferred income tax	32,793	32,793	22,326	22,326
3.11.01	Deferred income tax	24,112	24,112	16,416	16,416
3.11.02	Deferred social contribution tax	8,681	8,681	5,910	5,910
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.14	Non-controlling Shareholders Interest	0	0	0	0
3.15	Net income (loss)	256,214	256,214	303,725	303,725
	Number of shares, former treasury shares (thousand)	227,836	227,836	227,836	227,836
	EARNINGS PER SHARE (Reais)	1.12455	1.12455	1.33309	1.33309
	LOSS PER SHARE (Reais)

Page: 19

10.01 - CONSOLIDATED STATEMENT OF CASH FLOWS - INDIRECT METHOD (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 01/01/2009 to 03/31/2009	4 - 01/01/2009 to 03/31/2009	5 -01/01/2008 to 03/31/2008	6 - 01/01/2008 to 03/31/2008
4.01	Net Cash from Operating Activities	751,681	751,681	719,472	719,472
4.01.01	Cash Generated from Operations	617,324	617,324	762,360	762,360
4.01.01.01	Net Income for the Period	256,214	256,214	303,725	303,725
4.01.01.02	Deferred Taxes and Contributions	(40,977)	(40,977)	(22,326)	(22,326)
4.01.01.03	Taxes & Contributions Payable	0	0	0	0
4.01.01.04	Reversal of Provision for Losses	48,068	48,068	91,958	91,958
4.01.01.05	Other Provisions	288	288	(226)	(226)
4.01.01.06	Social Security Obligations	122	122	117	117
4.01.01.07	Write-off of Fixed Assets	19,037	19,037	17,514	17,514
4.01.01.08	Write-off of Investments	1,780	1,780	3,236	3,236
4.01.01.09	Deferred Assets Write-off	0	0	0	0
4.01.01.10	Intersts on Loans and Financings Payable	0	0	0	0
4.01.01.11	Gain in the Sale of Fixed Assets	0	0	0	0
4.01.01.12	Monetary Variation on Interests on Shareholders´ Equity	161,693	161,693	150,126	150,126
4.01.01.13	Expenses with Interests and Monetary Variations	123,271	123,271	118,965	118,965
4.01.01.14	Income with Interests and Monetary Variations	(32,648)	(32,648)	38,013	38,013
4.01.01.15	Allowance for Doubtful Accounts	0	0	7,338	7,338
4.01.01.16	Equity Result	1,555	1,555	2,593	2,593
4.01.01.17	Variation to Assets and Liabilities	(8,479)	(8,479)	(6,141)	(6,141)
4.01.01.18	Accounts Receivable	87,400	87,400	57,468	57,468
4.01.01.19	Balances and Transactions with Related Parties	0	0	0	0
4.01.02	Inventories	134,357	134,357	(42,888)	(42,888)
4.01.02.01	Taxes Recoverable	(41,131)	(41,131)	(93,120)	(93,120)
4.01.02.02	Other Accounts Receivable	55,709	55,709	169,292	169,292
4.01.02.03	Judicial Deposits	5,162	5,162	7,931	7,931
4.01.02.04	Indemnifications Receivable	(1,887)	(1,887)	6,480	6,480
4.01.02.05	Contractors and Suppliers	7,115	7,115	(26,844)	(26,844)
4.01.02.06	Salaries, Provisions and Social Security Obligations	6,353	6,353	(8,043)	(8,043)
4.01.02.07	Taxes and Contributions Payable	2,581	2,581	0	0

Page: 20

1 - Code	2 - Description	3 - 01/01/2009 to 03/31/2009	4 - 01/01/2009 to 03/31/2009	5 -01/01/2008 to 03/31/2008	6 - 01/01/2008 to 03/31/2008
4.01.02.08	Accounts Payable	(4,252)	(4,252)	(34,080)	(34,080)
4.01.02.09	Other Obligations	161,015	161,015	18,404	18,404
4.01.02.10	Contingencies	832	832	13,821	13,821
4.01.02.11	Pension Plan	(15,091)	(15,091)	(10,495)	(10,495)
4.01.02.12	Others	388	388	813	813
4.01.02.13	Net Cash from Investment Activities	(38,082)	(38,082)	(82,929)	(82,929)
4.01.02.14	Acquisition of Items of Fixed Assets	(4,355)	(4,355)	(4,118)	(4,118)
4.01.03	Increase in Intangibles	0	0	0	0
4.02	Increase in Investments	(329,956)	(329,956)	(232,663)	(232,663)
4.02.01	Net Cash from Financing Activities	(325,723)	(325,723)	(218,029)	(218,029)
4.02.02	Funding	(4,233)	(4,233)	(14,634)	(14,634)
4.02.05	Payments	0	0	0	0
4.03	Payment of Interests on Shareholders´ Equity	(245,943)	(245,943)	(571,581)	(571,581)
4.03.01	Foreign Exchange Variation on Cash & Cash Equivalents	178,193	178,193	38,821	38,821
4.03.02	Increase(Decrease) in Cash & Cash Equivalents	(424,136)	(424,136)	(202,240)	(202,240)
4.03.03	Beginning Balance of Cash & Cash Equivalents	0	0	(408,162)	(408,162)
4.04	Ending Balance of Cash & Cash Equivalents	0	0	0	0
4.05	Monetary Variation on Interests on Shareholders´ Equity	175,782	175,782	(84,772)	(84,772)
4.05.01	Expenses with Interests and Monetary Variations	625,732	625,732	464,997	464,997
4.05.02	Income with Interests and Monetary Variations	801,514	801,514	380,225	380,225

Page: 21

11.01 - STATEMENT OF CONSOLIDATED CHANGES TO SHAREHOLDERS’ EQUITY FROM 01/01/2009 to 3/31/2009 (In thousands of Brazilian reais - R$)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 -CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - PROFIT RESERVES	7 -RETAINED EARNINGS /LOSSES	8 -EQUITY ADJUSTMENTS	9 -TOTAL SHAREHOLDERS´ EQUITY
5.01	Beginning Balance	6,203,688	124,255	2,253,012	1,911,474	0	0	10,492,429
5.02	Adjustments from Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	6,203,688	124,255	2,253,012	1,911,474	0	0	10,492,429
5.04	Profit/Loss for the Period	0	0	0	0	256,214	0	256,214
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interests on Shareholders´ Equity	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Adjustments	0	0	0	0	0	0	0
5.07.01	Marketable Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Conversion Accumulated Adjustments	0	0	0	0	0	0	0
5.07.03	Adjustments from Business Combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	0	0	0	0	0	0	0
5.09	Capital Reserves Constitution/Realization	0	0	0	0	0	0	0
5.10	Treasury Stock	0	0	0	0	0	0	0
5.11	Other Capital Stock Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	(21,662)	0	21,662	0	0
5.13	Ending Balance	6,203,688	124,255	2,231,350	1,911,474	277,876	0	10,748,643

Page: 22

11.02 - STATEMENT OF CONSOLIDATED CHANGES TO SHAREHOLDERS’ EQUITY FROM 01/01/2009 to 3/31/2009 (In thousands of Brazilian reais - R$)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 -CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - PROFIT RESERVES	7 -RETAINED EARNINGS/LOSSES	8 -EQUITY ADJUSTMENTS	9 -TOTAL SHAREHOLDERS´ EQUITY
5.01	Beginning Balance	6,203,688	124,255	2,253,012	1,911,474	0	0	10,492,429
5.02	Adjustments from Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	6,203,688	124,255	2,253,012	1,911,474	0	0	10,492,429
5.04	Profit/Loss for the Period	0	0	0	0	256,214	0	256,214
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interests on Shareholders´ Equity	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Adjustments	0	0	0	0	0	0	0
5.07.01	Marketable Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Conversion Accumulated Adjustments	0	0	0	0	0	0	0
5.07.03	Adjustments from Business Combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	0	0	0	0	0	0	0
5.09	Capital Reserves Constitution/Realization	0	0	0	0	0	0	0
5.10	Treasury Stock	0	0	0	0	0	0	0
5.11	Other Capital Stock Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	(21,662)	0	21,662	0	0
5.13	Ending Balance	6,203,688	124,255	2,231,350	1,911,474	277,876	0	10,748,643

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01444 -3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

06.01 - EXPLANATORY NOTES

Amounts in thousands of Brazilian reais - R$, unless otherwise stated

1. OPERATIONS

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp (the “Sabesp” or “Company”) is a mixed-capital company headquartered in São Paulo, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services, and supplies treated water on a bulk basis and provides sewage treatment services for another six municipalities of the Greater São Paulo Metropolitan Area.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may perform these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. The Company has been structuring itself to enhance its operating basis and at the same time start to be an environmental solutions’ company.

The Company provides water and sewage services in 365 municipalities in the State of São Paulo, having temporarily ceased the operation of these two municipalities due to judicial orders, still underway. Nearly all of which are through concessions granted by the municipalities and most of them with 30-year term. Up to March 31, 2009, 73 concessions were expired and all of them are being negotiated with the municipalities. Between 2009 and 2030, 100 concessions will expire. The remaining concessions are for undetermined period. Up to March 31, 2009 160 program contracts were signed.

Management expects that the referred concessions will be renewed or extended, thus there will not be a discontinuity of the water supply and sewage collection in these municipalities. On March 31, 2009 the net book value of the property, plant and equipment used in the 73 municipalities where the concessions are under negotiation totals R$1,679,332 and the net revenues for the period ended on March 31, 2009 totals R$200 million.

In the municipality of Santos, in the Santista lowland, which has a significant population, the Company operates supported by a public authorization deed, a similar situation in other municipalities in that region and in the Ribeira valley, where the Company started to operate after the merger of the companies that formed it.

On January 5, 2007, Law 11445 was enacted, establishing the basic sanitation regulatory framework, providing for the nationwide guidelines and basic principles for the provision of such services, such as social control, transparency, the integration authority of sanitation infrastructures, water resources management, and the articulation between industry policies and public policies for urban and regional development, housing, suppression of poverty, promotion of health and environmental protection, and other related issues. The regulatory framework also aims at efficiently imp roving quality of living and economic sustainability, allowing for the adoption of gradual and progressive solutions consistent with users’ payment ability.

The Company’s shares have been listed on the “Novo Mercado” (New Market) segment of the BOVESPA (São Paulo Stock Exchange) since April 2002, and on the New York Stock Exchange (NYSE) as ADRs since May 2002.

All information about areas of concession, number of municipalities, water and sewage volume and other related data disclosed in this report, which does not arise from the accounting and/or financial statements, have not been examined by the independent auditors.

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2. PRESENTATION OF THE QUARTERLY FINANCIAL STATEMENTS

The quarterly financial statements have been prepared and are being presented bas e don the accounting practices adopted in the preparation of the financial statements of the fiscal year ended on December 31, 2008, which must be read together with the quarterly financial statements.

(i) Effects of the adjustments of Law nr. 11638/07 and Provision Measure nr. 449/08

Shareholders’ Equity and Net Income

In order to meet the disclosure requirements about the initial adoption of the new accounting practices, the Company is presenting in the chart below the impacts to the shareholders’ equity and to net income of the Holding Company had the Company elected to record the adjustments in their financial statements made in the period ended on March 31, 2008, referring to the changes introduced by Law nr. 11638/07 and by the Provisional Measure nr. 449/08.

	Net Income	Shareholders’ Equity
	1st Q/08	1st Q/08

Balance on March 31, 2008, previous to the Law nr. 11638/07 and Provisional Measure nr. 449/08	303,725	10,087,731

Reversal of amortization of deferred assets not reclassifiable (*)	834	834

Donations	3,100	3,100

Balance on March 31, 2008, adjusted	307,659	10,091,665

(*) Pursuant the Provisional Measure nr. 449/08, the deferred assets group have been extinguished. The Company’s Management elected to write-off the deferred assets in the transition date.

3. CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements include the financial statements of Sabesp and its subsidiary Sesamm, which were included in the proportion of their equity interest. The Company maintains the shared control, detailed in Note 8, which fiscal year is coincidental to the holding’s and the accounting policies are uniform.

Although Sabesp’s equity interest in Sesamm’s Capital Stock is not majority, the shareholders agreement provides the vetoing power on certain matters with Medio Ambient Inima S/A, indicating the significant influence of the Company on Sesamm. For that reason, the Financial Statements are being presented on a consolidated basis.

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The consolidation process of the balance sheet and income statement accounts adds up the balances of the assets, liabilities, revenues and expenses according to their nature, complemented by the elimination of the equity interest of the holding company in the capital stock and retained earnings of the subsidiary.

4. ACCOUNTS RECEIVABLE FROM CUSTOMERS

(a) Balances

	HOLDING AND CONSOLIDATED

	Mar/09	Dec/08

Private sector
General and special customers (i) (ii)	760,881	736, 000
Agreements (iii)	281,935	273,586

	1,042,816	1,009,586
Government entities
Municipal	530,651	521,729
Federal	3,380	28,252
Agreements (iii)	157,015	145,767

	691,046	695,748
Bulk sales - Municipal Administration Offices (iv)
- Guarulhos	382,494	400,210
- Mauá	169,254	163,015
- Mogi das Cruzes	15,036	16,495
- Santo André	387,893	375,345
- São Caetano do Sul	3,139	3,363
- Diadema	120,238	115,940

Wholesale total - Municipal City Halls	1,078,054	1,074,368

Unbilled supply	308,870	309,805

Subtotal	3,120,786	3,089,507

Allowance for doubtful accounts	(1,710,833)	(1,633,289)

Total	1,409,953	1,456,218

Current	1,127,086	1,129,746
Non-current (v)	282,867	326,472

(i) General customers - residential and small and medium-sized companies.

(ii) Special customers - large consumers, commercial, industries, condominiums and special billing consumers (industrial waste, wells, etc.).

(iii) Agreements - installment payments of past-due receivables, plus monetary adjustment and interest.

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(iv) Whosale - municipal city halls - The balance of accounts receivable from wholesalers refers to the sale of treated water to the municipalities which are responsible for the distribution, billing and collection from the end consumers, some of these municipalities question judicially the tariffs charged by Sabesp and do not pay the amounts under litigation. The past due amounts that are included in the allowance for doubtful accounts are substantially classified in non-current assets, according to the following table:

	HOLDING AND CONSOLIDATED

	Mar/09	Dec/08

Balance at beginning of period	1,074,368	961,184
Billing for services provided	82,072	314,288
Collections - current year’s services	(37,092)	(135,347)
Collections - previous year’s services	(41,294)	(65,757)

Balance at the end of the period	1,078,054	1,074,368

Current	53,582	51,384
Non-current	1,024,472	1,022,984

(v) The non-current portion consists of past-due and renegotiated balances with customers and past-due receivables related to the wholesale of water to municipal authorities and is recorded net of allowance for doubtful accounts.

(b) The aging of trade accounts receivable is as follows:

	HOLDING AND CONSOLIDATED

	Mar/09	Dec/08

Current	981,276	949,209
Past-due:
Up to 30 days	136,315	131,542
From 31 to 60 days	56,368	73,370
From 61 to 90 days	43,051	46,708
From 91 to 120 days	41,968	38,413
From 121 to 180 days	58,637	66,267
From 181 to 360 days	141,178	128,033
Over 360 d ays	1,661,993	1,655,965

	3,120,786	3,089,507

(c) Allowance for doubtful accounts

(i) The activity of the provision can be presented as follows:

	HOLDING AND
	CONSOLIDATED	HOLDING

	1º Qtr /09	1º Qtr /08

Beginning balance	1,633,289	1,314,671

Private sector / government entities	(14,962)	11,498

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	HOLDING AND
	CONSOLIDATED	HOLDING

	1º Qtr /09	1º Qtr /08

Bulk sales	92,506	30,612

Additions for the period	77,544	42,110

Ending balance	1,710,833	1,356,781

Current	809,712	599,211
Non-current	901,121	757,570

(ii) In the Result

The Company has accounted for possible credit losses in the accounts receivable calculated in the first quarter of 2009 in the amount of R$ 87,400, being R$9,856 (net of credits recovered), written-off from accounts receivable (first quarter of 2008 - R$15,358) directly to “selling expenses”. In the first quarter of 2008 these losses were of R$ 57,468.

	HOLDING AND
	CONSOLIDATED	HOLDING

	1º Qtr /09	1º Qtr /08

Provisions (over 5,000 Brazilian reais)	(139,145)	(52,775)
Recoveries (over 5,000 Brazilian reais)	61,601	10,665
Write-offs (lower or equal to 5,000 Brazilian reais)	(38,337)	(61,034)
Recoveries (lower or equal to 5,000 Brazilian reais)	28,481	45,676

Expenses (Note 19)	(87,400)	(57,468)

5. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The Company is a party to transactions with its controlling shareholder, São Paulo State Government (“Gesp”), and companies related to it.

(a) Accounts receivable, interest on capital and operating revenue with the São Paulo State Government

	HOLDING AND CONSOLIDATED

	Mar/09	Dec/08

Intercompany receivables
Current assets:
Water and sewage services (i)	91,793	113,642
Gesp Agreement (iii), (iv) and (v)	28,047	28,256
Reimbursement of additional retirement and pension benefits	-
Agreement (ii) and (vi)	23,050	23,050
Reimbursement of additional retirement and pension benefits
paid - Monthly flow (ii) and (vi)	4,379	45,183

Total current assets	147,269	210,131

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	HOLDING AND CONSOLIDATED

	Mar/09	Dec/08

Long-term assets:
Water and sewage services - Gesp Agreement (iii), (iv) and (v)	87,955	92,396
Reimbursement of additional retirement and pension benefits
paid - Controversial (ii) and (vi)	428,470	409,079

Reimbursement of additional retirement and pension benefits -
Agreement (ii) and (vi)	186,315	192,077
Reimbursement of additional retire ment and pension benefits -
Reservoir (ii) and (vi)	696,283	696,283

Gross long-term amount receivable from shareholder	1,399,023	1,389,835

Total receivable from shareholder	1,546,292	1,599,966

Provision of water and sewage services	207,795	234,294
Reimbursement of additional retirement and pension benefits	1,338,497	1,365,672

	1,546,292	1,599,966

Interest on capital payable	148,861	148,861

	HOLDING AND
	CONSOLIDATED	HOLDING

	1º Qtr /09	1º Qtr /08
Gross revenue from sales and services
Water sales	46,059	43,161
Sewage services	38,298	36,426
Receipts	(76,315)	(306,912)

Financial Income	25,157	9,739

(i) Water and sewage services

The Company provides supply services of water and collection of sewage to the State Government and other Companies related to it, under terms and conditions considered by Management as normal in the market, except as to the form of settlement of the credits, that may be realized under the conditions mentioned in items (iii), (iv) and (v).

(ii) Reimbursement of additional retirement and pension benefits paid

It refers to amounts of supplemental benefits of retirement and pension plan provided by State of Sao Paulo’s Law nr. 4819/58 (“Benefits”) paid by the Company to former employees or retirees.

Under the terms of the Agreement referred to in (iii), Gesp acknowledges to be responsible for the charges resulting from the Benefits, provided that the payment criteria set forth by the State Personnel Expense Department - DDPE, founded on the legal direction provided by the Legal Advisory of the Treasury Secretary and State’s General Attorney’s Office - PGE are obeyed.

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As explained on item (vi), during the validation by Gesp of the amounts due to the Company on account of the Benefits, divergences have arisen as to the calculation criteria and eligibility of the Benefits applied by the Company. The Company’s Management, however, maintains its understanding, that these divergences do not justify any provision, under the terms detailed on item (vi).

On March 31, 2009 and December 31, 2008, 2,585 and 2,604 retirees, respectively, received supplemental pension payment, being that in the quarters ended on March 31, 2009 and December 31, 2008, the Company paid R$25,220 and R$35,052, respectively. There were 134 active employees on March 31, 2009 that will justify these benefits on occasion of their retirement, as compared to the 143 employees in December 31, 2008.

In January, 2004, the supplemental pension and retirement pension payments were transferred to the Secretary of Treasury, and they would be made in accordance to calculation criteria defined by the PGE. Due to a judicial decision, the responsibility for the payments returned to Sabesp, under the original form.

(iii) Gesp Agreement

On December 11, 2001 the Company, Gesp (by means of the State Secretary of Treasury Affairs, currently the Secretary of Treasury) and the Departamento of Água e Energia Eletrica - DAEE, with the intermediation of the Secretary of Hydro Resources, Sanitation and Works, currently the Secretary of Sanitation and Energy, entered into the Term of Acknowledgement and Consolidation of Obligations, Payment Commitment and Other Covenants (the “Gesp Agreement”) with the purpose to resolve the outstanding issues existing between the Gesp and the Company related to the services of water and sewage as to the Benefits.

The total agreement was R$678,830, at cost value, being (i) R$320,623 referring to the Benefits paid by the Company and not reimbursed by the State during the period from March, 1986 to November, 2001, and (ii) R$358,207 arising from the provision of water supply and sewage collection services, invoiced and past due from 1985 to December 01, 2001, but not paid by the Gesp.

Having in view the strategic importance of the reservoirs of Taiaçupeba, Jundiai, Biritiba, Paraitinga and Ponte Nova (“Reservoirs”), to guarantee the maintenance of the water volume of Alto Tiete, the Company agreed to received them as part of the reimbursement referring to the Benefits. The Reservoirs would be transferred to it by the DAEE, which, on its turn, would subrogate itself in credit of the same amount before the Gesp.

However, the State of Sao Paulo’s Attorney’s Office questioned the legal validity of this agreement, by means of public civil action, which main argument is the lack of specific legislative authorization for the alienation of the DAEE’s estate. The Company’s legal counsels assess the risk of loss of this proceeding as probable, in case the mentioned legislative authorization is not obtained, which would prevent the transfer of the respective reservoirs as partial amortization of the balance receivable.

The balances of services of water supply and sewage collection were included into the First and Second Amendments as described on items (iv) and (v). The balances referring to the reimbursement of the supplement of retirement and pension plan were included into the Term of Commitment between the State of Sao Paulo and Sabesp, as described on items (vi) and (vii).

(iv) First Amendment to the Gesp Agreement

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On March 22, 2004, the Company and the State Government amended the terms of the original GESP Agreement, thereby (1) consolidating and acknowledging amounts due from the State Government for water and sewage services, monetarily adjusted through February 2004; (2) formally providing for the offset of amounts due from the State Government against interest on shareholder’s equity declared by the Company and any other debt owed to the State Government at December 31, 2003, which were monetarily adjusted through February 2004; and (3) defining the payment terms of the remaining obligations of the State Government for water and sewage services.

Pursuant to the Amendment, the State Government recognized the amounts due to the Company for water supply and sewage collection services provided until February 2004 in the amount of R$581,779, including monetary adjustment based on the TR at the end of each year until February 2004. The Company recognized amounts payable to the State Government related to interest on capital in the amount of R$518,732, including (1) amounts declared and paid related to years previous to 2003 (R$126,967), (2) monetary adjustment of these amounts based on the annual variation of the Consumer Price Index (IPC/Fipe) until February 2004 (R$31,098); and (3) amounts declared and due related to 2003 (R$360,667).

The remaining obligation will be payable in monthly installments from May 2005 through April 2009, which will be subject to monthly monetary adjustment at the Expanded Consumer Price Index (IPCA/IBGE), plus 0.5% .

The Amendment to the GESP Agreement does not provide for amounts owed by the State Government for supplementary retirement and pension plan benefits, paid by the Company on behalf of the State Government. Such amounts continue to be subject to the terms of the original GESP Agreement.

Management believes that the amounts owed by the State Government shall be received and it is not estimated that losses will be incurred with such accounts receivable.

(v) Second Amendment to the Gesp Agreement

On December 28, 2007, the Company and the State of São Paulo, by means of the Secretary of Treasury signed the second amendment to the terms of the original Gesp agreement, (1) agreeing with the payment is installments of teh remaining balance of the First Amendment, in the amount of R$133,709 (amount in November 30, 2007) to be paid in 60 equal, monthly and consecutive installments, the first one maturing on January 02, 2008. The amount of the installments is monetarily adjusted according to the variation of the IPCA-IBGE, added by simple interests of 0.5% per month. In the balance of this agreement, which installments have been paid monthly, there is an amount of R$46,244 that the State does not recognize as due. Sabesp has an understanding different from the State regarding this amount, not admitting the review of these previously agreed upon values, without the demonstration, in a grounded and unmistaken way, of the lack of correspondence between the amounts presented by Sabesp and the services effectively provided. For this reason the Company understands not necessary any provision for losses regarding these values (pursuant item VII of the Recitals of the Second Amendment to the Term of Acknowledgement, Payment Commit ment and Other Covenants between the State of Sao Paulo and Sabesp), (2) with regards to the past due and unpaid accounts in the period from March, 2004 to October, 2007, resulting from the provision of water and collection of sewage services in the total of R$256,608, R$236,320 have been received and R$8,784 were transferred to other debtor and R$11,504 are pending confirmation and collection, These amounts are being jointly evaluated by Sabesp and the representatives of several Secretaries of State. Divergences have been identified, up to the moment, as to the debtor, but not as to the amount of the debt

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itself. In case of reclassification of the responsible for payment of the account, Sabesp transferred the collection to the corresponding Entity. The Comp any has not booked a provision for losses in this amount once it understands that the divergences are substantially related to the identification of the debtor, (3) the interests on shareholders’ equity due by Sabesp to the State, referring to the period from March, 2004 to December, 2006, in the amount of R$400,823, restated from June, 2007 to November, 2007 by the Selic rate, were paid in the period from January to March, 2008, (4) the State and Sabesp agreed upon resuming the fulfillment of their reciprocal obligations, timely, under the new premises: (a) implementation of the accounts electronic management system to facilitate and speed up the follow-up of the payment processes and the procures of budgeting management; (b) structuring of the Programa of Uso Racional de Agua - PURA, to rationalize the consumption of water and the amount of the water and sewage bills of the responsibility of the State; (c) the establishment, by the State, of criteria in the budgeting of a way to avoid the displacement of amounts in the specific line of water and sewage bills as of 2008; (d) possibility of registration of state entities and bodies in a default system or master file; (e) possibility of interruption of the supply of water to the state entities in case of default in the payment of water and sewage bills.

Out of the invoicing of the months of November, 2007 to March, 2009, approximately 79% of the accounts have already been paid by the State Government.

(vi) Third Amendment to Gesp Agreement

Gesp, Sabesp and DAEE, on November 17, 2008, entered into the Third Amendment to the Term of Agreement of Payment Commitment, and Other Agreements, where the State confesses to owe Sabesp the amount of R$915,251, monetarily adjusted until September, 2008 by the IPCA-IBGE, corresponding to the Uncontroversial Amount, calculated by FIPECAFI. Sabesp accepts temporarily the Reservoirs as part of the payment of the Uncontroversial Amount and offers to the State a temporary settlement, constituting a financial credit of R$696,283, corresponding to the value of the Reservoirs. The definitive settlement will only occur with the effective transfer of property in the relevant real estate notary. The remaining balance of R$218,967 is being paid in 114 monthly and consecutive installments, in the amount of R$1,920 each, restated annually by the IPCA/FIPE, added by interests of 0.5% p.m., the first installment became due on November 25, 2008.

Sabesp and the State are working together to obtain legislative authorization in order to make viable the transfer of the Reservoirs to Sabesp, thus overcoming the juridical uncertainty caused by the Public Civil Action, mentioned on item (iii). After the publication of the legislative authorization, the transfer of the Reservoirs to Sabesp will occur.

The Third Amendment also provides for the regularization of the monthly flow of benefits. While Sabesp is responsible for the monthly payments, by judicial decision, the State reimburses the Company based on criteria identical to those applied to the Uncontroversial Amount. In the absence of impeditive judicial decision, the State will directly assume the flow of monthly payment of the portion considered uncontroversial.

The difference between the Uncontroversial Amount and the amount effectively paid by the Company constitutes the Controversial Amount. On March 04,2009 the Sabesp forwarded to the State Public Attorney’s Office - PGE a grounded request in order to obtain the reanalysis of the divergences that gave rise to the Controversial Amount. Indeed, the State Attorney General already confirmed, formally, the will to reanalyze the matter.

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Sabesp will not waive the receivables from the State to which the Company considers itself to be legally entitled. Accordingly, it will take all possible actions to resolve the issue at all technical and court levels. Should this dispute persist, the Company will take all the necessary actions to protect the Company’s interests.

(vii) Reasons that directed the Company’s Management not to make a provision for the uncontroversial amount of the Benefits.

As demonstrated in (vi), the Third Amendment to Gesp Agreement splits the amount of the Benefits into uncontroversial amount and controversial amount.

The uncontroversial amount has been plainly resolved, including with regards to the uncontroversial amount of the future monthly flow of payment of the Benefits. The inventory of the uncontroversial amount, already exposed, will be paid by means of the Reservoirs and the remaining balance in 114 installments. With regards to the uncontroversial amount of the monthly flow, while Gesp arranges for the internal operating structure necessary for the calculation and processing of the reimbursements, the Company will maintain Fipecafi contracted so that it performs monthly the calculation of the reimbursement, applying criteria identical to those used in the calculation of the Uncontroversial Amount. Gesp has undertaken to make the reimbursements in up to 10 (ten) business days counted from the date of the submission of the monthly reimbursement calculation report issued by Fipecafi. This has been agreed upon in the third clause of this Amendment. The installments of the agreement and the monthly flow are being normally paid by the State Government.

No provision has been recorded for the controversial amount of the Benefits - whether with regards to eventual loss of amounts already recorded or even with regards to the controversial amounts of the Benefits that will be paid in the future - in view of the high expectation of success in receiving these pending amounts and the solution of the divergences favorable to the Company.

This expectation has ground in several reasons.

No new fact that justifies a change in the interpretation on the chances of receiving the pending amounts as Benefits. The controversy on the portion of Benefits is not a new data. In the information related to the fiscal year of 2007, it has been indicated inclusively the estimate of the uncontroversial and controversial amounts, without that has been generated any provision with regards to the controversial amount.

Conversely, it is needed to highlight that during 2008, there was great progress with regards to the perspective of receiving the pending amounts on account of Benefits. The uncontroversial amount of the Benefits has been plainly resolved already pointed out on item (vi) and in this item.

With regards to the controversial amount, there has also been an improvement in the receiving perspective. As informed in (vi), the State’s General Attorney has formally undertaken to reassess the divergences that gave rise to the controversial amount.

The Company hired the opinion of a reputable accountant to evaluate the decision of the Management of not recording a provision for the amount considered controversial, which conclusion was that it is a ”theme with characteristics of uncertainty”, not existing “technical obstacles in light of the norms that regulate the works and reports of the independent auditors so that this situation is treated as an emphasis paragraph, instead of a qualification for lack of recording a provision for losses with doubtful accounts”.

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From the legal point of view, the Company hired two jurists of notorious expertise in order to obtain external evaluation in its right to reimbursement. The first one, in opinion dated March, 2008, concluded that the “responsibility of the State is irrefutable” having Sabesp “the legal and moral conditions to recover what it had paid”. The second one, in February, 2009 in an exhaustive work, performed an analysis of the general conditions under which occurred the payments of the Benefits as well as more than 1,000 judicial proceedings related to the disputes between the Company and the beneficiaries of Law nr. 4819/58 and their dependants. The conclusion of the second report was also, in general, favorable to Sabesp.

Additionally, the Advisory Staff to the Company’s Presidency prepared a technical note (not audited) on the matter, with detailed evaluation of the historical circumstances where the concession criteria and calculation of the Benefits were adopted, concluding favorable to the right to reimbursement to Sabesp. This technical note was forwarded on March 04, 2009 to the PGE and it represents, in essence, the main reasons that ground the Company’s right to reimbursement. Since this moment, the divergences between Sabesp and the State are formally in phase of reanalysis by the PGE.

The Company maintains its understanding that the best estimate for the controversial amount of the Benefits is to the sense that it will be received by the Company in the future, whether by means of the re-appreciation provided by the State’s General Attorney or even for judicial decision.

(b) Cash and cash equivalents

The Company’s balance of banks and short-term investments accounts with financial institutions controlled by the State Government was R$ 735,495 and R$ 579,750 on March 31, 2009 and December 31, 2008, respectively. The financial income from such investments was R$ 25,157 and R$ 9,739 in the first quarter of 2009 and 2008, respectively. The Company, due to State Decree, must invest its excess resources with financial institutions controlled by the State Government.

(c) Agreement for the use of reservoirs

In its operations, the Company uses the Guarapiranga and Billings reservoirs; should these reservoirs not be available for use to the Company, there could be the need to collect water in more distant places. The Company does not pay any fee for the use of these reservoirs but it is responsible for their maintenance and operating costs.

(d) Agreements with lower tariffs with State and Municipal Government Entities that joined the Rational Water Use Program (PURA).

The Company has contracts signed with public entities linked to the State Government and to the municipalities served involving approximately 867 properties, which are benefited with a 25% reduction in the tariffs of the services of water supply and sewage collection, when not in default. The contracts provide for the implementation of the rational use of water program, which considers a reduction in the consumption of water.

(e) Guarantees

The State Government grants guarantees for some loans and financings of the Company and does not charge any fee related thereto.

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Management is making effort s to maintain the State’s payments with respect to transactions with related parties in non-default on a permanent basis.

(f) Sesamm

On August 15, 2008, the Company, as part of its growing process, together with the companies OHL Médio Ambiente, Inima S.A.U. - Unipersonal (“Inima”), Técnicas y Gestion Medioambiental S.A.U. (“TGM”) and Estudos Tecnicos e Projetos ETEP Ltda. (“ETEP”) organized the company Sesamm - Serviços de Saneamento de Mogi Mirim S/A (“Sesamm” or “Subsidiary”) which corporate object is the provision of services of supplementation of the implementation of the system of separation of sewage and implementation and operation of the sewage treatment system of the Municipality of Mogi Mirim, including the disposal of solid waste generated, as per note 7.

(g) Contract of personnel assignment among entities related to GESP

The Company has contracts of personnel assignments with entities related to the São Paulo’s State Government, where the expenditures are fully passed on the monetarily reimbursed.

In the first quarter of 2009, the expenditures with employees assigned by Sabesp to other state entities amounted to R$ 1,359.

In the same period, the expenditures with the employees of other entities at Sabesp’s disposal totaled R$287.

(h) Services contracted from entities related to GESP

On March 31, 2009 Sabesp had outstanding the balance of R$9,584 payable referring to services provided to entities related to São Paulo’s State Government, among which we highlight the services of electric energy supply by Companhia Energetica de Sao Paulo - CESP, totaling 83% of the balance payable.

(i) Non-operating Assets

The Company had, on March 31, 2009 the amount of R$ 26,479 mainly related to lands granted in free lease (“comodato”) to Associations, Assistance Entities, Non-Governmental Organizations and to the DAEE - Departamento de Águas e Energia Eletrica, among others. The lands granted to the DAEE total R$2,289.

(j) Sabesprev

The Company sponsors the defined contribution plan managed by Fundação Sabesp de Seguridade Social - Sabesprev. The net actuarial obligation, recorded up to March 31, 2009, is R$434,553.

Page: 35

6. INDEMNIFICATIONS RECEIVABLE

Indemnities receivable are a non-current asset that represents amounts receivable from the Municipalities of Diadema and Mauá as an indemnity for their unilateral termination of the concessions for water supply and sewage collection services of the Company in 1995. As of March 31, 2009 and December 31, 2008, this asset amounted to R$ 146.213 and R$148,794, respectively (nominal amounts).

Due to these concession agreements, the Company invested in the construction of water and sewage systems in those municipalities in order to meet its concession service commitments. For the unilateral termination of the Diadema and Mauá concessions, the municipalities assumed the responsibility of supplying water and sewage services in those regions. At that time, the Company reclassified the balances of property, plant and equipment related to the assets used in those municipalities to non-current assets (indemnities receivable).

The net book value of the items of property, plant and equipment related to the Municipality of Diadema, reclassified in December, 1996, was R$75,231, and the balance of the indemnifications receivable from the Municipality was R$60,295.

The net book value of the items of property, plant and equipment related to the Municipality of Maua, reclassified in December, 1999, was R$103,763, and the balance of the indemnifications receivable from the Municipality was R$85,918.

The Company’s rights to the recovery of these amounts are being judicially discussed by the municipalities.

Sabesp filed lawsuits to collect the amounts due by the municipalities. With respect to Diadema, the decision of the lower court judge was unfavorable to Sabesp, which filed an appeal in November 2000. On December 2005, Sabesp’s appeal to have the agreement entered into with the municipality of Diadema declared valid was partially accepted. On October, 2006, the city hall filed common and special appeals where were denied by the President of the Court of Justice on March, 2007. Against such decision, the city hall filed new appeals. The interlocutory appeal filed in the Federal Supreme Court (STF) was accepted but only for the purposes of determining the sentence for the extraordinary appeal that had been rejected. On December 2007, the decision that accepted the execution of the Companhia de Saneamento the Diadema - Saned was rendered, ordering this company to be summoned to pay the full amount of the debt within 15 days under the penalty of fine. Saned filed an interlocutory appeal against this decision, but the appeal was rejected by the Court of Justice on June 2008. In order to pursue the execution, the judged authorized the realization of the online pledge of funds in bank account and financial investments of the Saned (online pledge) in up to 10% of the restated amount of the debt, not authorizing, however, the pledge of a percentage of the Company’s revenues. Saned appealed the first decision and Sabesp appealed the second. Both appealed were denied by the Court of Justice only remaining, however, the on-line pledge up to 10% of the restated amount of the debt. The decisions are subject to appeal. R$2,919 were blocked and withdrawn on March 3, 2009. Later, the Court of Justice determined in preliminary injunction that the pledge be made upon weekly deposits by Saned in the amount corresponding to 20% of all it receives in its accounts and financial investments.

On December 29, 2008, Saned and the municipality of Diadema entered into, with the State of Sao Paulo and Sabesp, a Memorandum of Intent with the purpose to prepare studies and conduct negotiations to instruct decisions of Diadema and Sabesp, aiming at the exclusive provision of water and sewage services in the municipality of Diadema, in period of up to three years.

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The parties agreed that the search for a negotiated solution for the currently existing conflicts among the companies is fundamental so that the public service of water supply, sewage collection and treatment have their proper development in Diadema.

On January, 2009 the parties presented joint petition requesting the suspension of new pledges for the period of three months in order to try to make an agreement viable. The suspension was granted by the Judge of Public Treasury and, on April, 2009, the suspension period being elapse, a new joint petition was filed with the request for extension of the suspension for three more months.

With regards to Mauá, a first level decision was given determining that the Municipality pays the amount of R$153.2 million as compensation for the damages caused and for loss of profits. The Maua’s City Hall appealed against this decision on April, 2005. On July 2006, the decision was converted in diligence consisting of an expert clarification on the amount of the indemnity for loss of profits. The clarification was provided on December 2007 and the expert confirmed the amount of the loss of profits determined by the lower court. In August, 2008, the appeal was judged, having fully maintained the conviction imposed in the first level. This decision can still be appealed against.

Based on the opinion of the legal counsels, Management continues to affirm that the Company has legal right to receive the amounts corresponding the indemnification and it continues to monitor the situation of the lawsuits.

7. INVESTMENTS

	Dec/08	Capital Increase	Equity Result	Mar/09

Sesamm	3,832	-	(31)	3,801
Others	720	-	-	720

Total	4,552	-	(31)	4,521

On August 15, 2008 the company Sesamm - Serviços de Saneamento de Mogi Mirim S/A was organized with a duration term of 30 years counted from the date of signature of the Concession Contract with the municipality which corporate objective is the provision of services of complementation of the implementation of the separation system of sewages and implementation and operation of the sewage treatment system of the Municipality of Mogi Mirim, including the disposal of the solid waste generated.

On March 31, 2009 the Sesamm’s capital stock was R$10,669, divided into 10,669,549 common nominated shares, with no par value, of which Sabesp holds 36% of equity interest.

On March 31, 2009 the Sesamm’s operations had not still been initiated.

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8. PROPERTY, PLANT & EQUIPMENT

		HOLDING

		Mar/09		Dec/08

		Accumulated
	Adjusted cost	depreciation	Net	Net

In use
Water systems
Land	963,404	-	963,404	963,427
Buildings	2,757,757	(1,684,636)	1,073,121	1,097,023
Connections	1,062,812	(434,647)	628,165	610,314
Water meters	311,294	(155,954)	155,340	153,210
Networks	3,578,123	(1,203,044)	2,375,079	2,386,102
Wells	209,831	(118,232)	91,599	93,484
Equipment	569,250	(389,269)	179,981	174,423
Others	16,899	(13,940)	2,959	2,885

	9,469,370	(3,999,722)	5,469,648	5,480,868
Sewage systems
Land	349,734	-	349,734	349,734
Buildings	1,682,625	(728,047)	954,578	947,191
Connections	973,545	(436,046)	537,499	539,653
Networks	5,778,975	(1,394,146)	4,384,829	4,332,231
Equipment	627,502	(468,948)	158,554	161,526
Others	5,045	(3,051)	1,994	2,053

	9,417,426	(3,030,238)	6,387,188	6,332,388
General use
Land	107,706	-	107,706	107,706
Buildings	139,668	(86,142)	53,526	54,057
Transportation equipment	148,927	(126,798)	22,129	19,674
Information Technology Equipment	103,239	(67,231)	36,008	35,446
Furniture, Fixture and Equipment	256,309	(131,714)	124,595	125,751
Lands granted in free lease	20,556	-	20,556	20,556
Items granted in free lease	8,412	(2,489)	5,923	5,923

	784,817	(414,374)	370,443	369,113

Subtotal in operation	19,671,613	(7,444,334)	12,227,279	12,182,369

Work in pro gress:
Water systems	997,209	-	997,209	935,829
Sewage systems	1,814,322	-	1,814,322	1,800,344
Others	8,311	-	8,311	7,891

Subtotal in progress	2,819,842	-	2,819,842	2,744,064

Grand Total	22,491,455	(7,444,334)	15,047,121	14,926,433

The consolidated balance totals the amount of R$15,047,336, resulting in a difference of R$215, R$200 referring to projects and performance of works of the sanitation sewage system and R$15 represented mainly by installations, furniture and equipment.

Page: 38

The operating fixed assets represent the assets involved in the services providing of water supply and sewage collection in 366 municipalities. Under the assets originated from contracts negotiated based on financial and economic appraisals , Sabesp holds the possession and management.

Up to March, 2009 73 concession contracts were expired, all in phase of negotiation with the municipalities, without prejudice to the continuation of the service provision. The net book value of the property, plant and equipment used in these municipalities totals R$1,679,332. The depreciation charges in the first quarter of 2009 of these municipalities were R$14,711.

The concession contracts provide that the assets will be reversed to the conceding power at the end of the period, upon indemnification by the net market value as set forth in each contract. In the program contracts, the indemnification will correspond to the net present value of the cash flow in the remaining period at the date of resume of the services, monetarily restated and added by interests until the date of effective payment.

(a) Depreciation

Depreciation is calculated at the following rates:

Structure - 4%, connections - 5%, hydrometers - 10%, networks - 2%, wells - 5%, equipment - 10%, transportation equipment - 20%, information technology equipment - 20%, furniture and fixture - 10%.

As a determination introduced by CPC-13 - Initial Adoption of Law 11638/07, in items 53 and 54, the Company will perform a review of the useful life of items of its fixed assets for the year 2009.

(b) Write-off of Property, Plant and Equipment

(i) The Company wrote-off, in the first quarter of 2009, items of fixed assets in the amount of R$1,780 (in the first quarter of 2008- R$3,236), related to the o perating assets group.

(c) Capitalization of Interests and Financial Costs

The Company capitalized interests and monetary variation, including foreign exchange variation, to property, plant and equipment in the amount of R$(35,283) in the first quarter of 2009 (in the first quarter of 2008 - R$12,826), during the period when the assets were presented as work in progress.

(d) Work in Progress

The provision for disbursements from the second quarter of 2009 until 2014, referring to investments already contracted, is approximately R$2,103 million (not audited).

(e) Expropriations

As a result of the execution of priority works related to the water and sewage systems there was the need to expropriate or the institution of rights of passage in third party’s properties which owners shall be reimbursed by amicable or judicial means.

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The forecast for disbursements to be made after the second quarter, 2009, is approximately R$ 490 million (not audited), which shall be covered by own resources. The assets object of these lawsuits shall be recorded in the fixed assets when the operation is carried out. In the first quarter of 2009, the amount referring to the expropriations was R$ 2,098 (in the first quarter of 2008 - R$ 1,452).

(f) Assets given in Guarantee

On March 31, 2009 and December 31, 2008 the Company held assets in the amount of R$249,034 given in guarantee to Request of Special Payment in Installment - Paes (Note 12).

(g) Non-operating Assets

The Company had, on March 31, 2009 and December 31, 2008 the amount of R$26,479 related mainly to lands granted in free lease to the Associations, Assistance Entities, Non-Governmental Organizations and to the DAEE - Departamento de Aguas e Energia Eletrica, among others.

(h) Revaluation

Property, plant and equipment items were revaluated in 1990 and 1991 and have been depreciated at annual rates which take into consideration the estimated remaining economic useful lives of the assets as determined in the respective valuation reports that, as a rule, fall within the ranges of the above presented rates.

As permitted by CVM Instruction 197/93, the Company did not record a provision for the tax effects (deferred taxes) on the surplus of the revaluation of property, plant and equipment carried out in 1990 and 1991. Had the income tax and social contribution on the revaluation reserve been accounted for, the unrealized amount at March 31, 2009 would be R$ 363,741 (R$ 393,251 up to March 31, 2008). It has been realized the amount of R$ 21,662 in the period of three months ended on March 31, 2009 and the amount of R$ 21,685 in the period of three months ended on March 31, 2008, of the revaluation reserve.

The Company elected to keep the Revaluation Reserve recorded until its respective realization.

(i) Assets totally depreciated in operation

On March 31, 2009 and December 31, 2008 the gross book value of the totally depreciated assets that are still in use is R$890,129 and R$882,707, respectively.

9. INTANGIBLE

	HOLDING AND CONSOLIDATED

	Mar/09	Dec/08

Concessions (i)	508,538	509,724
Program contracts (ii)	263,815	249,639
License of Use (Software’s) (iii)	7,660	9,602
Program Contracts - investments performed (iv)	57,794	46,451

	837,807	815,416

Page: 40

(i) Concessions

In the period between 1999 and 2006, the negotiations for new concessions were conducted on the basis of the economic and financial results of the transaction, determined in an appraisal report issued by independent experts.

The amount determined in the respective contract, after the transaction is closed with the municipal authorities, with payment through Company shares (through December 2000) or in cash, is recorded in this account and amortized over the period of the related concession (mostly 30 years). As of March 31, 2009 and December 31, 2008 there were no amounts pending related to these payments to the municipalities.

The net amount shown relates to concessions with the following municipalities:

	HOLDING AND CONSOLIDATED

	Mar/09			Dec/08

	Adjusted	Accumulated
	cost	amortization	Net	Net

Agudos	8,705	(2,550)	6,155	6,229
Bom Sucesso do Itararé	735	(69)	666	674
Campo Limpo Paulista	18,010	(4,050)	13,960	13,782
Conchas	3,904	(768)	3,136	3,056
Duartina	1,857	(429)	1,428	1,445
Estância de Serra Negra	15,590	(2,654)	12,936	13,077
Itapira	16,360	(1,330)	15,030	14,818
Itararé	6,506	(1,895)	4,611	4,603
Marabá Paulista	1,886	(205)	1,681	1,702
Miguelópolis	11,595	(1,559)	10,036	9,222
Osasco	296,350	(81,848)	214,502	216,599
Paraguaçu Paulista	17,823	(4,871)	12,952	10,980
Paulistânia	160	(41)	119	117
Sandovalina	2,554	(247)	2,307	2,307
Santa Maria da Serra	1,192	(324)	868	859
São Bernardo do Campo	237,464	(40,970)	196,494	198,483
Várzea Paulista	15,647	(3,990)	11,657	11,771

Total	656,338	(147,800)	508,538	509,724

The amortization of intangible assets is performed during the effective period of the concession agreements of the related municipalities.

In the first quart er of 2009 and 2008, amortization expenses related to concession intangible rights were R$5,651 and R$5,323, respectively.

(ii) Program Contracts

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As of the regulatory mark, the renewals occurred by means of program contracts. In some of them the Company assumed commitments to financially participate in social environmental sanitation actions. These commitments were recorded as offset to intangible assets in the amount of R$269,469 (Dec/08 - R$252,770) deducted from the adjustment to present value of R$85,026 (Dec/08 - R$81,726). These assets are being amortized over the duration of the program contract (in their majority on 30 years). The committed amounts are related to the following municipalities:

	HOLDING AND CONSOLIDATED

		Mar/09		Dec/08

		Accumulated
Municipality	Amount	amortization	Net	Net

Alfredo Marcondes	70	(3)	67	68
Aparecida D’Oeste	45	(1)	44	44
Avaré	5,000	(125)	4,875	4,917
Bento de Abreu	50	(2)	48	48
Bocaina	800	(33)	767	773
Caçapava	9,000	(225)	8,775	8,850
Campos do Jordão	3,000	(158)	2,842	2,867
Capão Bonito	2,000	(50)	1,950	1,967
Emilianópolis	112	(6)	106	107
Fartura	243	(6)	237	239
Fernandópolis	9,500	(396)	9,104	9,183
Franca	20,676	(1,149)	19,527	19,700
Indiaporã	250	(6)	244	246
Jales	4,426	(234)	4,192	4,229
Lorena	9,000	(375)	8,625	8,700
Mococa	8,844	(221)	8,623	8,697
Mombuca	196	(8)	188	190
Monte Alto	5,000	(139)	4,861	4,903
Novo Horizonte	5,000	(125)	4,875	4,917
Pindamonhangaba	16,000	(489)	15,511	15,644
Piratininga	350	(10)	340	343
Planalto	39	(2)	37	37
Riolândia	2,643	(66)	2,577	2,599
São João da Boa Vista	16,700	(417)	16,283	-
São José dos Campos	142,945	(1,191)	141,754	142,945
São Luiz Paraitinga	600	(25)	575	580
São Manuel	1,300	(32)	1,268	1,278
Tupã	5,540	(154)	5,386	5,432
Valentim Gentil	140	(6)	134	136

Total	269,469	(5,654)	263,815	249,639

In the first quarter of 2009, amortization expenses related to the program contracts total R$2,524.

The amounts not yet disbursed related to program contracts are recorded under the caption “program contract commitments” in current liabilities, R$49,999 (Dec/2008 - R$35,308), and non-current liabilities, R$115,617 (Dec/2008 - R$111,118).

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(iii) License for Use (Software)

The net amount of the amortizations of the license for the use of Software in March 31, 2009 was R$7,660 (Dec/2008 - R$9,602).

(iv) Program Contracts - Investments Performed

		HOLDING AND CONSOLIDATED

			Mar/09		Dec/08

		Accumulated			Accumulated
		amortization	Net	Net	amortization

In use
Water systems
	Buildings	1,629	(19)	1,610	558
	Connections	7,248	(149)	7,099	6,475
	Water meters	5,705	(143)	5,562	4,528
	Networks	6,524	(116)	6,408	5,102
	Wells	940	(12)	928	747
	Equipment	4,091	(84)	4,007	3,020
	Others	112	(1)	111	110

	Subtotal	26,249	(524)	25,725	20,540

Sewage systems
	Buildings	10,269	(169)	10,100	6,697
	Connections	7,046	(162)	6,884	6,091
	Networks	9,690	(180)	9,510	8,475
	Equipment	2,148	(42)	2,106	1,784
	Others	75	-	75	-

	Subtotal	29,228	(553)	28,675	23,047

General use
	Buildings	95	(2)	93	64
	Transportation equipment	1,042	(42)	1,000	1,009
	Furniture, Fixture and Equipment	2,366	(65)	2,301	1,791

	Subtotal	3,503	(109)	3,394	2,864

	Total in operation	58,980	(1,186)	57,794	46,451

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10. LOANS, FINANCINGS & DEBENTURES

(i) Outstanding balance of loans and financings

		HOLDING AND CONSOLIDATED
		Mar/09			Dec/08

		Non-			Non-			Final	Annual interest	Monetary
	Current	current	Total	Current	current	Total	Guarantees	maturity	rate	adjustment

Financial Institution:
COUNTRY
União Federal / Banco do Brasil	270,144	1,341,553	1,611,697	263,497	1,406,001	1,669,498	Gov.Est.S.Paulo and own resources	2014	8.50%	UPR
Debentures 6th Issuance	238,213	227,651	465,864	240,346	229,690	470,036	Unsecured	2010	11%	IGP-M
Debentures 7th Issuance	-	122,400	122,400	200,000	123,497	323,497	Unsecured	2010	10.8%	IGP-M
Debentures 8th Issuance	350,000	422,052	772,052	350,000	425,831	775,831	Unsecured	2011	CDI+1.5% e 10.75%	IGP-M
Debentures 9th Issuance	-	219,961	219,961	-	218,146	218,146	Unsecured	2015	CDI+2.75% e 12.87%	IPCA
Caixa Econômica Federal	71,186	577,768	648,954	68,840	567,149	635,989	Own Resources	2009/2030	5% a 9.5%	UPR
FIDC - Sabesp I	55,556	55,555	111,111	55,556	69,444	125,000	Own Resources	2011	CDI + 0.70%
Banco Nacional de Desenvolvimento Econômico e Social - BNDES	42,964	115,895	158,859	42,814	126,657	169,471	Own Resources	2013	3% + TJLP LIMIT 6%
Banco Nacional de Desenvolvimento Econômico e Social - BNDES Baixada Santista	-	47,171	47,171	-	32,145	32,145	Own Resources	2019	2,5% + TJLP LIMIT 6%
Others	2,559	12,488	15,047	2,802	13,586	16,388		2009/2011	12% / CDI / TJLP+ 6%	UPR
Interests and charges	143,376	25,852	169,228	118,843	29,281	148,124

Total Domestic	1,173,998	3,168,346	4,342,344	1,342,698	3,241,427	4,584,125

INTERNATIONAL
Inter-American Development
Bank - BID US$ 399,321 thd. (Dec./08 - US$ 412,260 thd)	83,608	840,899	924,507	86,420	877,031	963,451	Federal Governmentl	2016/2025	3.00% a 5.00%	Currency Basket Var. + US$
Euro Bonds - US$ 140,000 thd (Dec./08 - US$ 140,000 thd)	-	324,128	324,128	-	327,180	327,180		2016	7.5%	US$
JBIC - Yens 20,394,042 thd (Dec./08 - Yens 15 ,116,861 thd)	-	476,119	476,119	-	390,015	390,015	Federal Government	2029	1.8% and 2.5%	Yene
BID 1983AB - US$ 250,000 thd (Dec./08 - US$ 250,000 thd.)	-	575,222	575,222	-	580,595	580,595		2023	4.47% to 4.97%	US$
Interests and charges	32,185	-	32,185	19,742	-	19,742

Total International	115,793	2,216,368	2,332,161	106,162	2,174,821	2,280,983

TOTAL OF LOANS AND FINANCINGS	1,289,791	5,384,714	6,674,505	1,448,860	5,416,248	6,865,108

On March 31, 2009 the Company did not have short term balances of loans and financings .

Parity rates as of March 31, 2009: US$ 2.3152; Yen 0.023346 (December 31,2008: US$ 2.3370; Yen 0.02580) .

UPR: Standard Reference Unit	TJLP: Long-term interest rate

CURRENCY BASKET: Amount related to the account unit BID
CDI: Interbank Deposit Rate	IGP-M: General market price index

(ii) On March 01, 2009 occurred the total settlement of the 7th issuance of debentures, 1st series.

(iii) Repayment schedule of loans and financing

The total debt volume to be paid through the end of 2009 is R$1,155,838 and the amount denominated in US dollars is R$103,895 and the amount of R$1,051,943 refers to the interest and principal of loans denominated in Brazilian reais falling due.

Page: 44

							2015
							and
BANK	2009	2010	2011	2012	2013	2014	thereafter	TOTAL

COUNTRY
Federal Government/Banco do Brasil	200,447	287,870	313,328	341,036	371,196	97,820	-	1,611,697
Caixa Econômica Federal (CEF)	52,920	75,393	81,658	88,198	88,968	49,996	211,821	648,954
Debentures	588,213	350,052	454,945	32,894	73,320	40,427	40,426	1,580,277
FIDC - SABESP I	41,667	55,556	13,888	-	-	-	-	111,111
BNDES (National Bank for Economic and Social
Development)	32,129	42,838	42,838	36,889	4,165	-	-	158,859
BNDES (National Bank for Economic and Social
Development) Santos Lowlands	-	-	-	5,896	5,896	5,896	29,482	47,170
Other	2,019	6,446	6,583	-	-	-	-	15,048
Interest and charges	134,548	28,217	6,463	-	-	-	-	169,228

Total - Domestic	1,051,943	846,372	919,703	504,913	543,545 194,139		281,729	4,342,344

ABROAD
BID	71,710	83,608	83,608	83,608	83,608	83,607	434,758	924,507
Eurobonds	-	-	324,128	-	-	-	-	324,128
JBIC	-	-	12,868	25,736	25,736	25,736	386,043	476,119
BID 1983AB	-	-	55,089	55,089	55,089	55,089	354,866	575,222
Interest and charges	32,185	-	-	-	-	-	-	32,185

Total Abroad	103,895	83,608	475,693	164,433	164,433	164,432	1,175,667	2,332,161

Grand Total	1,155,838	929,980	1,395,396	669,346	707,978	358,571	1,457,396	6,674,505

(iv) Debt rescheduling

The Company has as one of its main objectives the active management of debt, seeking to minimize costs and volatility on the results.

(v) Covenants

As of March 31, 2009, the Company was compliant with all covenants.

11. DEFERRED TAXES AND CONTRIBUTIONS

(a) Balances

	HOLDING AND CONSOLIDATED

	Mar/09	Dec/08

In current assets (i)
Deferred income tax	133,299	125,722
Deferred social contribution tax	47,987	45,260

	181,286	170,982
In non current assets (ii)
Deferred income tax	335,188	320,104
Deferred social contribution tax	120,668	115,237

	455,856	435,341

Page: 45

	HOLDING AND CONSOLIDATED

	Mar/09	Dec/08

In current liabilities (iii)
Deferred income tax	209	209
Deferred social contribution tax	75	75
Deferred PASEP (tax on revenue)	16,757	19,296
Deferred COFINS (tax on revenue)	33,457	44,789

	50,498	64,369
In non-current liabilities (iv)
Deferred income tax	58,017	59,468
Deferred social contribution tax	16,376	16,899
Deferred PASEP (tax on revenue)	18,670	17,656
Deferred COFINS (tax on revenue)	52,142	47,469

	145,205	141,492

	HOLDING AND
	CONSOLIDATED	HOLDING AND

	1st Qtr/09	1st Qtr//08

To the result of the year

Income tax	(129,499)	(141,316)
Deferred income tax	24,112	16,416

	(105,387)	(124,900)

Social contribution tax	(46,855)	(50,981)
Deferred social contribution tax	8,681	5,910

	(38,174)	(45,071)

(i) In current assets

Substantially calculated based on timing differences in the amount of R$ 533, 195 (Dec/2008 - R$ 502,889).

(ii) In non-current assets

Substantially calculated based on timing differences in the amount of $ 1,340 ,752 (Dec/2008 - R$ 1,280,413) related to the income tax and social contribution.

The Company’s Management expects to realize the long term balance, mentioned on item (ii) in 2010 in the same proportion of 2009, and the remaining to be realized in the subsequent year of 2011.

(iii) Current Liabilities

- Income Tax and Social Contribution
Substantially calculated based on timing differences in the amount of R$ 837, related to the income tax and social contribution.

- Pasep e Cofins

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Calculated substantially on billings to government entities, and the obligation is determined and the allowance is recognized when the service is provided, and its settlement when the invoices are received.

(iv) In non-current liabilities

- Income and social contribution taxes

Substantially calculated based on timing differences in the amount of R$ 232 ,066 (Dec./2008 - R$ 237,872) related to the income tax and R$ 181,960 (Dec./2008 - R$ 187,766) related to the social contribution.

- Pasep e Cofins

Calculated substantially on billings to government entities, and the obligation is determined and the allowance is recognized when the service is provided, and its settlement when the invoices are received.

(b) Break-down of deferred taxes and contributions

	HOLDING AND CONSOLIDATED

	Mar/09	Dec/08

In current assets
Provisions for contingencies	181,286	170,982

In non-current assets
Provision for contingencies	233,620	240,493
Provision for social security obligations	144,607	139,616
Others	77,629	55,232

	455,856	435,341

Total deferred tax assets	637,142	606,323

In current liabilities
Costs in the issuance of securities	284	284
Public entity revenues	50,214	64,085

	50,498	64,369
In non-current liabilities
Costs in the issuance of securities	1,926	1,997
Public entity revenues	72,467	74,370
Public entity income	70,812	65,125

	145,205	141,492

Total deferred tax liabilities	195,703	205,861

(c) Conciliation of the effective tax rate

The amounts recorded as income and social contribution tax expenses in the interim financial statements are reconciled to the statutory rates provided for in law, as shown below:

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	HOLDING AND
	CONSOLIDATED	HOLDING

	1st Q/09	1st Q /08

	399,775	474,530
Statutory rate	34%	34%

Tax expense at statutory rate	(135,924)	(161,340)
Permanent differences
Realization of revaluation reserve	(7,365)	(7,373)
Other differences	(272)	(1,541)
Adjustments adoption Law nr. 11638/07	-	283
Income tax and social contribution	(143,561)	(169,971)

Current income tax and social contribution	(176,354)	(192,297)
Deferred income tax and social contribution	32,793	22,326
Effective tax rate	36%	36%

12. TAX DEBT REFINANCING PROGRAM (PAES)

The Company applied for enrollment in PAES on July 15, 2003, in accordance with Law No. 10684 of May 30, 2003, and included in its application the debts related to COFINS and PASEP which were involved in a legal action challenging application of Law 9718/98, and the outstanding balance under the Tax Recovery Program (REFIS). The total amount included in PAES was R$316,953.

The debt is being paid in 120 months, being that the amount paid in the 1st quarter of 2009 was R$ 8,216 (R$ 8,129 in the 4th quarter of 2008), and interests have been accrued in the amount of R$ 1,555 in the 1º quarter of 2009 (R$ 2,593 in the 1st quarter of 2008).

The assets offered as guarantee for REFIS, in the amount of R$249,034, are still guaranteeing the amounts in the PAES program.

13. SOCIAL SECURITY LIABILITIES

The Company sponsors Fundação Sabesp de Seguridade Social - Sabesprev, an entity established in August 1990 with the main purpose of managing the pension plan and the welfare program for Sabesp’s employees.

(a) Pension plan benefits:

The monthly contributions to the pension fund - defined benefit correspond to 2.0% by the Company and 2.20% by the participants.

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Participants’ contributions above refer to the average contributions, as the discount amount ranges from 1% to 8.5% depending on the salary bracket.

In order to meet the provisions of CVM Resolution No. 371 of December 13, 2000, the amounts of the pension and retirement benefits granted or to be granted, to which employees are entitled after retirement, are presented below.

As of December 31, 2008, based on the report of the independent actuary, Sabesp had a net actuarial liability of R$419,871 representing the difference between the present value of the Company’s obligations to the participating employees, retired employees, and pensioners, and the value of the related assets.

The actuarial liability as of March 31, 2009, in the amount of R$434,553 (Dec/2008 - R$419,871), is accounted for in non-current liabilities.

The estimated expense for 2009 is R$73,086 (2008 - R$67,129), was recognized in the period from January to March 2009, in the amount of R$19,036 (January to March, 2008 - R$17,514), as shown below:

	HOLDING AND
	CONSOLIDATED	HOLDING

	1st Qtr/09	1st Qtr/08

Transfer to Sabesprev	4,355	4,118
Actuarial liability recorded	14,681	13,396

Total recorded	19,036	17,514

(b) Welfare plan

The assistance program, which is made up by optional health plans, freely chosen, is also maintained by contributions of the sponsor (to the plan of active employees) and of the participants, which, in the period, were the following:

Company: 7.30%, on average, of payroll;
Participating employees: 3.21% of base salary and premiums, equivalent to 2.20% of gross payroll, on average.

14. PROFIT SHARING

In the quarter ended March 31, 2009 R$13,304 was accrued, which is recorded under payroll and related charges, in current liabilities, related to the period from January to December 2009, based on the attainment of goals set during negotiations between the Company and entities representing the employees.

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15. PROVISIONS FOR CONTINGENCIES

	HOLDING AND CONSOLIDATED

				Interest, adjustments
	Dec/08	Additions	Deductions	and reversals	Mar/09

Customers (i)	696,588	28,586	(28,890)	970	697,254
Suppliers (ii)	225,355	1,914	(3,001)	6,842	231,110
Other civil lawsuits (iii)	156,244	5,427	(5,623)	2,635	158,683
Tax (iv)	26,291	2,379	(1,594)	(300)	26,776
Labor (v)	41,222	3,626	(5,595)	158	39,411
Environmental (vi)	55,442	2,696	(801)	556	57,893

Subtotal	1,201,142	44,628	(45,504)	10,861	1,211,127

Escrow deposits	(43,494)	(390)	3,197	(416)	(41,103)

Total	1,157,648	44,238	(42,307)	10,445	1,170,024

Management, based on a joint analysis with its legal counsel, made a provision whose amount was considered sufficient to cover probable losses on lawsuits. The amounts related to lawsuits in the sentence execution stage, recorded in current liabilities, under the caption “Provisions”, of R$492,092 (Dec/2008 - R$459,395), is net of escrow deposits in the amount of R$41,103 (Dec/2008 - R$43,494), and the amounts recorded in non-current liabilities, under the caption “Provisions”, of R$677,932 (Dec/2008 - R$698,253).

(i) Customers - Approximately 1,240 lawsuits were filed by commercial customers, which claim that their tariffs should be equal to the tariffs of another consumer category, and therefore claim the refund of the amounts collected by Sabesp. The Company was granted both favorable and unfavorable final decisions at several courts, and recognized provisions when the likelihood of loss is considered probable.

(ii) Suppliers - Suppliers’ claims include lawsuits filed by some building companies alleging an underpayment of monetary adjustments, withholding of amounts related to the understatement of official inflation rates after the Real economic plan, and the economic and financial imbalance of the agreements. These lawsuits are in progress at different courts and a provision is recognized when the likelihood of loss is considered probable.

(iii) Other civil lawsuits - refer mainly to indemnity claims for property damage, pain and suffering, and loss of profits allegedly caused to third parties, filed at different court levels, duly accrued when classified as probable losses.

(iv) Tax lawsuits - the provision for tax contingencies refers mainly to issues related to tax collections challenged due to differences in the interpretation of legislation by the Company’s legal counsel, duly accrued when classified as probable losses.

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(v) Labor lawsuits - the Company is a party to labor lawsuits, involving issues such as overtime, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, and other. Part of the amount involved is in provisional or final execution at various court levels, and thus is classified as a probable loss and accordingly a provision was recognized.

(vi) Environmental lawsuits - refer to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental - Cetesb and the São Paulo State Public Prosecution Office for the imposition of fines for environmental damages allegedly caused by the Company. The amounts recognized in provision do not always represent the final amount to be disbursed as indemnity of alleged damages, in view of the current stage in which such lawsuits are and Management’s impossibility to reasonably estimate the amounts of future disbursements.

Lawsuits with possible likelihood of loss

The Company is a party to lawsuits and administrative proceedings related to environmental, tax, civil and labor lawsuits, wh ich are considered by its legal counsel as possible losses, and are not recorded in the books. The amount attributed to these lawsuits and proceedings is approximately R$1,736,600 as of March 31, 2009 (Dec/2008 - R$1,669,700).

16. SHAREHOLDERS’ EQUITY

(a) Authorized capital

The Company is authorized to increase capital up to R$10,000,000, based on a Board of Directors’ resolution, after submission to the Supervisory Boards.

(b) Subscribed and paid-up capital

Subscribed and paid-up capital is represented by 227,836,623 registered common shares, with no par value, held as follows:

	Mar/09		Dec/08

	Number of		Number of
Shareholders	shares	%	shares	%

State Finance Department	114,508,086	50.26	114,508,086	50.26
Companhia Brasileira de Liquidação e Custódia	55,257,235	24.25	54,336,892	23.85
The Bank Of New York ADR
Department (Equivalent in shares) (*)	57,488,802	25.23	58,769,102	25.79
Other	582,500	0. 26	222,543	0. 10

	227,836,623	100. 00	227,836,623	100. 00

(*) Each ADR is equal to 2 shares

(c) Payment to shareholders

Shareholders are entitled to a minimum mandatory dividend of 25% of the adjusted net income, calculated according to Brazilian Corporate Law.

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On July 31, 2008, the Board of Directors approved the proposal of interests on shareholders’ equity related to the period from January to June, 2008, in the amount of R$200,496, that will be paid until June 29th, 2009, net of withholding income tax.

On January 15, 2009, the Board of Directors approved the proposal of interests on shareholders’ equity related to the period from July to December, 2008, in the amount of R$95,691, that will be paid until June 29th, 2009, net of withholding income tax.

(d) Capital reserve

Capital reserve includes tax incentives and do nations recorded through December 31, 2007 received from government entities and private institutions.

(e) Revaluation reserve

As provided for by CVM Instruction No. 197/93, the Company decided not to record income and social contribution taxes on the revaluation reserve of property, plant and equipment items recognized in 1991.

The reserve is being realized as a contra entry to the caption “retained earnings”, on the same proportion as the depreciation and write-off of the respective assets.

The balances of the revaluation reserve will be maintained until their effective realization.

(f) Changes in the caption “retained earnings”

	Mar/09	Dec/08

Realization of the revaluation reserve	21,662	86,817
Result of the period	256,214	1,008,085
Interests on shareholders’ equity	-	(296,188)
Legal reserve	-	(50,404)
Investment reserve	-	(748,310)

Current balance	277,876	-

(g) Reserve for investments

The reserve for investments is specifically made up of the portion corresponding to the Co mpany’s own resources that will be used for the expansion of the water supply and sewage sanitation systems.

17. FINANCIAL INSTRUMENTS AND RISK

(a) Identification and valuation of the financial instruments

The Company operates with several financial instruments with emphasis in cash and cash equivalents, including financial investments and loans and financings, described as follows.

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The Company did not perform transactions with derivatives in 2009 and 2008.

(i) Cash & cash equivalents, accounts receivable, other current assets and accounts payable

The amounts recorded approximate the realization amounts.

Cash equivalents correspond to the financial investments expressed in reais and have immediate liquidity.

(ii) Investments

It consists, mainly, in the equity interest in the company Sesamm (pursuant Note 7) recorded by the equity method of accounting, in which the Company has strategic interest. Considerations of market value of the shares held are not applicable.

(iii) Loans and Financings

Following CPC-14, following are demonstrated the market values of the projected cash flows, at present value, of loans and financings on March 31, 2009.

			Adjustment
		Projected Cash	to Present
	Book value	Flow	Value	Differences

National Currency
Debentures (i)	1,681,146	2,185,408	1,840,021	345,387
Funding costs	(2,973)	-	-	-
BNDES (ii)	206,601	206,601	206,601	-
Others (iii)	2,457,570	2,812,114	2,783,751	28,363

	4,342,344	5,204,123	4,830,373	373,750

Foreign Currency
Financings (iv)	2,332,161	3,195,729	3,066,425	129,304

	2,332,161	3,195,729	3,066,425	129,304

	6,674,505	8,399,852	7,896,798	503,054

In order to obtain the market values of Financial Instruments, the following criteria have been adopted:

(i) Debentures are financings considered by the nominal amount restated up to the maturity date, discounted to present value at the forward interest market rates, disclosed by Andima in the secondary market, having as basis March 31, 2009 and the Company’s security traded in the domestic market.

Financings - BNDES, those are instruments considered by the nominal amount restated up to the maturity date, that have as characteristics the indexation to the TJLP, which is a specific modality, not being compared to no other market rate.

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Therefore, the Company's choice was to publish as market value the amount accounted as of March 31, 2009

(ii) Other financings in national currency are considered by the nominal amount restated up to the maturity date, discounted to present value at the forward interest market rates. The forward rates used were obtained at the BM&F website.

(iii) Foreign currency financings are controlled in the original currency, converted at the foreign exchange rate at the date of the balance sheet, discounted to present value using the forward market rate obtained in the Bloomberg, base don the Company’

Additionally, the Company has an instrument indexed to the YEN (JBIC, as mentioned in Note 10), which, in addition of the premises above, was considered in the conversion to present value the parity of the original currency of the instrument related to the dollar.

(b) Market risks

(i) Foreign exchange rate risk

This risk results from the possibility of the Company in incur in losses on account of fluctuations in the foreign exchange rates that impact the balances of loans and financings in foreign currency funded in the market and, consequently, the financial expenses. The Company does not maintain “hedge” or “swap” operations, however, the company performs an active management of the debt, seeking to reduce the exposure in foreign currency, taking advantage of the windows of opportunity, to exchange expensive debts to cheaper debts, reducing the cost by means of anticipation of the maturity dates.

A significant portion of the Co mpany’s financial debt was linked to the US dollar and to the Yen, in the total amount of R$2,332,161 (Note 10). The table below summarizes the Company’s exposure to exchange rates at March 31, 2009.

	In thousands

	US$	Japanese Yen

Loans and financing	789,321	20,394,042

(ii) Interest rate risk

This risk arises from the possibility that the Company may incur losses due to interest rate fluctuations and indices that increase their interest expenses on loans and financing. The Company has not entered into any derivative contract to hedge against this risk; however, it continually monitors market interest rates, in order to evaluate the possible need to replace its debt. As of March 31, 2009, the Company had R$860,965 in loans and financing which were obtained at variable interest rates (CDI and TJLP).

Another risk faced by the Company is the lack of correlation between the monetary adjustment indices of its debt and those of its receivables. Water supply and sewage treatment tariffs do not necessarily follow the increases in the interest rates affecting the Company’s debt.

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(iii) Credit risk

Credit risk is mitigated by selling to a geographically dispersed customer base.

(c) Sensitivity analysis

Following is presented the table demonstrating the sensitivity analysis of the financial instruments that may generate significant impacts to the Company.

Under the terms of CVM instruction nr. 475/08, in order to demonstrate financial balances of assets and liabilities, converted to a rate projected to June 30, 2009 with appreciation of 25% and 50% in the Scenario I and 25% and 50% of deterioration in the Scenario II, according to the table below:

SCENARIO I	Mar/2009

Financial Instruments	Risk	Probable	Higher rate in	Higher rate in
			25%	50%

Financial Asset

Cash & Cash Equivalents

Financial Investments (Nossa Caixa e Bradesco)	CDB	729,311	911,639	1,093,966

Financial Liability
Loans and Financings

Banco do Brasil, CEF and City Hall of Presidente Prudente	UPR	2,317,415	2,896,769	3,476,123

Debentures, FIDC and BI Cia. Secutirizadora	CDI	718,734	898,417	1,078,100

Debentures	IGPM	1,148,241	1,435,301	1,722,362

Debentures	IPCA	136,879	171,099	205,319

BNDES and Fehidro	TJLP	210,883	263,604	316,325

BID and Eurobonds	US$	1,775,971	2,219,964	2,663,957

JBIC	JPI	464,156	580,195	696,234

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References for Financial Liabilities -	Rate projected to June 30,	Increase of the rate in:
Scenario I	2009*

		25%	50%

UPR	1.88%	2. 35%	2.82%
CDI (CDB)	9.79%	12.24%	14.69%
IGPM	6.47%	8. 09%	9.71%
IPCA	5.36%	6. 70%	8.04%
TJLP	6.25%	7. 81%	9.38%
US$	2. 25	2.81	3. 38
JPI	0. 022759	0. 02845	0. 03414

SCENARIO II	Mar/09

Financial Instruments	Risk	Probable	Lower rate in	Lower rate in
			25%	50%

Financial Asset

Cash & Cash Equivalents

Financial Investments (Nossa Caixa e Bradesco)	CDB	729,311	546,983	364,655

Financial Liability
Loans and Financings

Banco do Brasil, CEF and City Hall of Presidente Prudente	UPR	2,317,415	1,738,061	1,158,708

Debentures, FIDC and BI Cia. Secutirizadora	CDI	718,734	539,050	359,367

Debentures	IGPM	1,148,241	861,181	574,121

Debentures	IPCA	136,879	102,660	68,440

BNDES and Fehidro	TJLP	210,883	158,162	105,442

BID and Eurobonds	US$	1,775,971	1,331,978	887,986

JBIC	JPI	464,156	348,117	232,078

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References for Financial Liabilities - Scenario II	Rate projected to June 30, 2009*	Decrease of the rate in:
		25%	50%

UPR	1.88%	1. 41%	0. 94%
CDI (CDB)	9.79%	7. 34%	4. 90%
IGPM	6.47%	4. 85%	3. 24%
IPCA	5.36%	4. 02%	2. 68%
TJLP	6.25%	4. 69%	3. 13%
US$	2. 25	1. 69	1. 13
JPI	0. 022759	0. 01707	0.01138

These sensitivity analysis have the objective to measure the impact of the changes in the market variables on the Company’s financial instruments. Such amounts, when settled, may present values different from those demonstrated above, due to the estimates used in their preparation process.

* The rates projected to June 30, 2009 were obtained through the websites of BM&F and Central Bank of Brazil, report Focus.

18. OPERATING REVENUE

	HOLDING AND
	CONSOLIDATED	HOLDING

	1st Q/09	1st Q/08

São Paulo’s Metropolitan Region	1,335,822	1,254,269
Regional systems (i)	443,545	404,348

Total	1,779,367	1,658,617

(i) Comprises municipalities operating in inland and coastal regions of the State of São Paulo.

19. OPERATING COSTS AND EXPENSES

	HOLDING AND CONSOLIDATED

	1st Qtr/09	1st Qtr/08	1st Qtr/09

Cost of sales and services
Payroll and related charges	(379,445)	(242,955)	(379,445)
General supplies	(31,826)	(28,457)	(31,826)
Treatment supplies	(38,806)	(40,040)	(38,806)
Outside services	(103,444)	(85,893)	(103,444)
Electricity	(116,685)	(113,025)	(116,685)
General expenses	(9,297)	(7,924)	(9,297)
Depreciation and amortization	(155,686)	(146,459)	(155,686)

	(835,189)	(664,753)	(835,189)
Selling expenses

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	HOLDING AND CONSOLIDATED

	1st Qtr/09	1st Qtr/08	1st Qtr/09

Payroll and related charges	(63,804)	(41,377)	(63,804)
General supplies	(1,622)	(1,320)	(1,622)
Outside services	(39,808)	(23,067)	(39,808)
Electricity	(168)	(172)	(168)
General expenses	(14,706)	(14,270)	(14,706)
Depreciation and amortization	(1,008)	(939)	(1,008)
Allowance for doubtful accounts, net of recoveries	(87,400)	(57,468)	(87,400)

	(208,516)	(138,613)	(208,516)
Administrative expenses:
Payroll and related charges	(44,719)	(34,631)	(44,780)
General supplies	(1,365)	(977)	(1,367)
Outside services	(38,406)	(19,489)	(38,474)
Electricity	(206)	(305)	(206)
General expenses	(34,013)	(46,159)	(34,019)
Depreciation and amortization	(4,998)	(2,728)	(4,999)
Tax expenses	(24,015)	(8,187)	(24,015)

	(147,722)	(112,476)	(147,860)
Costs, and selling and administrative expenses:
Payroll and related charges	(487,968)	(318,963)	(488,029)
General supplies	(34,813)	(30,754)	(34,815)
Treatment supplies	(38,806)	(40,040)	(38,806)
Outside services	(181,658)	(128,449)	(181,726)
Electricity	(117,059)	(113,502)	(117,059)
General expenses	(58,016)	(68,353)	(58,022)
Depreciation and amortization	(161,692)	(150,126)	(161,693)
Tax expenses	(24,015)	(8,187)	(24,015)
Allowance for doubtful accounts, net of recoveries - (note 4 (c(ii)))	(87,400)	(57,468)	(87,400)

	(1,191,427)	(915,842)	(1,191,565)
Financial expenses:
Interest and charges on loans and financing - local currency	(102,593)	(102,047)	(102,593)
Interest and charges on loans and financing - foreign currency	(19,771)	(15,518)	(19,771)
Interest on Shareholders’ Equity	(16,449)	(44,018)	(16, 449)
Interest on Shareholders’ Equity (reversal)	(907)	(1,400)	(907)
Other financial expenses	(222)	(26,480)	(222)
Income tax on remittance abroad	(6,072)	(1,958)	(6,072)
Monetary variation on loans and financing	(10,861)	(10,924)	(10,861)

	(156,875)	(202,345)	(156,875)

Financial income:
Monetary variation gains	16,353	16,783	16,353
Income from temporary cash investments	25,157	9,739	25,264
Interest and others	22,339	25,633	22,339

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	HOLDING AND CONSOLIDATED

	1st Qtr/09	1st Qtr/08	1st Qtr/09

	63,849	52,155	63,956

Financial expenses before exchange variations, net	(93,026)	(150,190)	(92,919)

Exchange variations, net
Exchange variation on loans and financing	32,870	(11,533)	32,870
Exchange gains	(7,447)	235	(7,447)

	25,423	(11,298)	25,423

Financial expenses, net	(67,603)	(161,488)	(67,496)

20. OTHER OPERATING INCOME AND EXPENSES

The break-down of “other operating income (expenses), net” is the following:

	HOLDING AND
	CONSOLIDATED	HOLDING

	1st Q/09	1st Q/08

Other operating expenses	8,290	16,156
Cofins and Pasep	(767)	(1,771)

	7,523	14,385

Other operating expenses	(2,053)	(3,428)

other operating income (expenses), net	5,470	10,957

Other operating income are comprised by sale of fixed assets, sales of public notices, as well as indemnifications and reimbursement of expenses, lease of real estate, water for reuse, Pura and Aqua log’s projects and services.

Other operating expenses are substantially comprised by write-off of fixed assets due to obsolescence, discontinued works, non productive wells, economic unviable projects.

21. AGREEMENT WITH THE MUNICIPALITY OF SÃO PAULO

On November 14, 2007, the Company and the Municipality of Paulo (the Parties) entered into an Agreement to establish the conditions that ensure the stability in the providing of water supply and sewage, and environmental utility services in the city of São Paulo, the main provisions of which are as follows:

1. the Parties made the commitment to take basic sanitation and environmental actions, complementary to the actions of the Municipality of São Paulo, by investing in the deployment and continuity of programs such as: “Programa Córrego Limpo” (Clean River Program) and “Programa de Uso Racional da Água - PURA” (Rational Water Use Program), the purpose of which is to ensure a decrease in water consumption by City government units, ensuring water supply to and the quality of living of the population;

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2. starting November 14, 2007, Agreement date, all the amounts paid by the Municipality of São Paulo to SABESP, referring to consumption by City departments, agencies, and foundations, net of taxes, will be used in basic sanitation and environmental actions in the Municipality;

3. the Municipality made the commitment to resume the payment of consumption bills issued by SABESP, starting November 14, 2007, the date of this Agreement’s execution;

4. the Parties will complete, within 90 days, the projects required to determine the outstanding amounts and prepare the drafts of the Bill to obtain the approval of the City Council for the Cooperation Agreement and Metropolitan Program Contract, to ensure the stable provision by SABESP of water supply and sewage services in the Municipality, through associated management of the assumed utility services, jointly by the Municipality and the State of São Paulo, pursuant to the general basic sanitation service principles laid down in State Law nº 11445/07 and related State legislation;

5. the Parties and the State shall conclude, within 90 days after the execution of the Agreement, the terms and conditions of the Cooperation Agreement and Metropolitan Program Contract, to ensure the stable provision by SABESP of the water supply and sewage services to the municipality;

6. the approval of Municipal Authorization Law is an essential condition both for signing the Cooperation Agreement, to be signed by the Municipality and the State of São Paulo, and the Metropolitan Program Contract, to be signed by the Municipality and SABESP;

7. after forwarding the Pro ject of Law to the Chamber, the Parties will sign the instrument to equation their financial issued, when a discount will be granted in the amount of R$120 million on the debts of the Municipality, in negotiation character. Part of theses debts will be paid without financial additions resulting from interests, fine and monetary adjustment and the remaining balance, under the form of the Municipal Administrative Rule 01/2005, in 7 annual installments;

8. the Parties will require the termination of the collection lawsuits filed by Sabesp, where Sabesp will pay the court fees, and each Party will pay the lawyers’ fees, in an estimated amount of R$1.9 million.

The First Amendment to the Agreement with the Municipality of São Paulo was entered into on February 11, 2008. The Parties decided to extend the agreement for a period equal to the original period, so that the Parties may conclude the required understandings to settle the outstanding debts and prepare the drafts of the Cooperation Agreement, the Metropolitan Contract Program, and the Authorization Bill.

The stages already in progress are the conclusion of the drafts of said instruments, sending the Bill to the City Council, concluding the required understandings to settle the outstanding debts, and jointly defining the sanitation and environmental actions to be taken.

On May 9, 2008 the Second Amendment to the Agreement was signed, extending the term for equal period and providing for automatic renewals, for equal periods, in case of no communication of the parties.

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On August 29, 2008, Sao Paulo’s City Hall forwarded the Law Project nº 558/08 to the City Council of Sao Paulo. The approval of this municipal law will authorize the executive power to enter into the Cooperation Agreement and Program Contract, with the State of Sao Paulo, with the Regulating Agency of Sanitation and Energy of the State of Sao Paulo - ARSESP and with Sabesp.

On December 22, 2008, it was signed the Third Amendment to the Agreement where the Parties resolved: i - change to payment period, by the Municipality, of the balance favorable to Sabesp, after the setoff of accounts; ii - adopt the same criteria that Sabesp will use to calculate the adjustment to present value of the balance favorable to Sabesp to deflate the negotiated discount agreed upon in the Agreement; iii - insert into the Agreement a clause authorizing Sabesp to promote the expropriations.

Still in December, 2008, the Project of Municipal Law nr. 558/08 was approved in first ballot. The final approval depends on the second ballot in the Congress session.

In March, 2009, São Paulo Municipal Chamber promoted a public hearing to debate the Project of Municipal Law nr. 558/08. Although the PL has already been approved in first ballot, there is still the possibility that the adjustments must be promoted by means of amendment under discussion.

22. REGULATING AGENCY OF SANITATION AND ENERGY OF THE STATE OF SÃO PAULO - ARSESP

According to the Resolution ARSESP nº 36, of December 19, 2008, the Company has been paying the Fee for Regulation, Control and Inspection - TRCF that corresponds to 0.50% (fifty centesimal per cent) on the gross operating revenue, directly obtained with the provision of service, subtracting the amounts of the taxes incidental on it. The amount paid in the 1st quarter of 2009 was R$6.3 million.

23. COMMUNICATION TO THE MARKET

Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”), in attendance to the OFFICIAL LETTER/CVM/SEP/GEA -2/Nº 135/09, May 07, 2009, communicates, with regards to the news published in the edition of May 7, 2009 in the DCI newspaper under the headlines: “Sabesp studies the acquisition of EMAE”, that:

1. According to the Relevant Fact disclosed by the Company on May 30, 2008, the Company signed a confid entiality agreement with EMAE - Empresa Metropolitana de Água e Energia S.A. (the “Confidentiality Agreement”) with the purpose to start an evaluation process of such company, without any binding effect, with view to an eventual future acquisition of assets that, among other alternatives, may result in EMAE’s corporate restructuring, or even an acquisition, by the Company, of shares of ownership of the State of Sao Paulo, observing the legislation in force and the conditions inherent to the transactions of this nature;

2. The Company clarifies that the Confidentiality Agreement is still in force and, since the date of publishing of the referred Relevant Fact, no other agreement or document of binding effect has been signed between the parties in this sense;

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3. The Company is not aware of the origin of the information published in the above mentioned news, as well as other matters broadcasted in the media on eventual transaction involving EMAE, not being included, in such matters, any information provided by the Company; and

4. Any new relevant fact regarding the matter in caption will be opportunately disclosed to the market under the regulation in force.

24. SUPPLEMENTAL INFORMATION

STATEMENT OF VALUE ADDED - DVA

The statement of value-added, prepared in accordance with CVM Resolution nr. 557/08 (CPC 09) presents the result of the period under the generation and distribution of wealth point of view, which four mainly beneficiaries of the wealth generation by the activities are: the employees, the government, capital of third parties and the shareholders’ capital.

	Explanatory	HOLDING		CONSOLIDATED

	Note	1st Qtr/09	1st Qtr /08	1st Qtr /09

Revenues
Revenues from Products and Services	18	1,779,367	1,658,617	1,779,367
Other revenues	20	8,290	16,156	8,290
Revenues related to the construction of own assets		348	37,600	348
Allowance for doubtful accounts - set up	4(c(ii))	(87,400)	(57,468)	(87,400)

		1,700,605	1,654,905	1,700,605

Inputs acquired from third parties
Cost of sale and services provided		(291,709)	(268,815)	(291,709)
Supplies, electricity and power, third party’s services and others		(137,836)	(106,457)	(137,907)
Other operating expenses	20	(2,053)	(3,428)	(2,053)

		(431,598)	(378,700)	(431,669)

Gross Value Added		1,269,007	1,276,205	1,268,936

Retentions
Depreciation and Amortization		(162,133)	(150,023)	(162,134)

Net value added produced by the Company		1,106,874	1,126,182	1,106,802

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	Explanatory	HOLDING				CONSOLIDATED

	Note	1st Qtr/09		1st Qtr /08		1st Qtr /09

Value added produced in transfer
Equity result	7	(31)		-		-
Financial income	19	56,402		52,390		56,509

		56,371		52,390		56,509

Value added to allocate		1,163,245		1,178,572		1,163,311

Value added allocated

Personnel
Direct compensation		228,991	19.7%	207,665	17.6%	229,039	19.7%
Benefits		87,113	7. 5%	69,411	5. 9%	87,116	7. 5%
FGTS		137,885	11.9%	15,639	1. 3%	137,888	11.9%

		453,989	39.1%	292,715	24.8%	454,043	39.1%

Taxes, fees and contributions
Federal		334,785	28.8%	345,102	29.3%	334,792	28.8%
State		9,961	0. 9%	2,600	0. 2%	9,961	0. 9%
Municipal		14,380	1. 2%	5,431	0. 5%	14,380	1. 2%
		359,126	30.9%	353,133	30.0%	359,133	30.9%

Remuneration of Third Parties’ Capital
Interests, foreign exchange
and monetary variation		87,815	7. 5%	225,303	19.1%	87,815	7. 5%
Lease		6,101	0. 5%	3,696	0. 3%	6,106	0. 5%

		93,916	8. 0%	228,999	19.4%	93,921	8. 0%

Compensation of shareholders’ equity
Retained earnings	16(f)	256,214	22.0%	303,725	25.8%	256,214	22.0%

		256,214	22.0%	303,725	25.8%	256,214	22.0%

Value added allocated		1,163,245	100%	1,178,572	100%	1,163,311	100,0%

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07.01 - COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

1. Financial Highlights

			In millions of R$

			Variation

	1st Qtr/08	1st Qtr/09	R$	%

(+) Gross operating revenues	1,658.6	1,779.4	120.8	7.3
(-) COFINS and PASEP	118.5	126.0	7.5	6.3
(=) Net operating revenues	1,540.1	1,653.4	113.3	7.4
(-) Costs and expenses	915.8	1,191.4	275.6	30.1
(=) Income before financial expenses (EBIT*)	624.3	462.0	(162.3)	(26.0)
(+) Depreciation and amortization	150.1	161.6	11.5	7.7
(=) EBITDA**	774.4	623.6	(150.8)	(19.5)
EBITDA Margin %	50.3	37.7
Net income	303.7	256.2	(47.5)	(15.6)

Net income per one thousand shares in R$	1.33	1.12

(*) Earnings before interest and taxes on income;
(**) Earnings before interest, taxes, depreciation and amortization;

In the 1Q09, the net operating revenue totaled R$1.7 billion, 7.4% growth in relation to 1Q08. Costs and expenses, in the amount of R$1.2 billion suffered a 30.1% in relation to the previous quarter. EBITDA was R$623.6 million in the 1Q09 and R$774.4 million in the 1Q08, with a decrease of 19.5% .

EBIT presented 26.0% decrease, going from R$624.3 million in the 1Q08 to R$462.0 million in the 1Q09.

The result of the quarter was particularly affected by the accounting record of R$146.6 million corresponding to the amounts that will be paid as severance payments to the retirees that will leave the company between 2009 and 2011, in obedience to the Conduct Adjustment Term (TAC). Except for this fact, the Net Income would have been R$358 .3 million, the EBITDA R$778.2 million and the EBITDA margin 47.1% .

2. Gross operating revenue

In the 1Q09, the gross operating revenue presented a decrease of R$120.8 million, or 7.3%, going from R$1.7 billion in the 1Q08 to R$1.8 billion in the 1Q09. The main factors responsible for this growth were :

  Tariff adjustment of 5.10 % in September/08;
  Growth of 3.0% in the Company’s total volume billed, being the variation of 2.7% in water and 3.5% in sewage.

3. Volume invoiced

In the following charts are demonstrated the volumes invoiced of water and sewage, according to the category of use and region, in the 1Q08 and 1Q09, and in the first nine months of 2007 and 2008.

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QUARTER

VOLUME INVOICED (1) WATER AND SEWAGE PER CATEGORY OF USE - millions of m3
	Water			Sewage			Water + Sewage
By Category	1 Qtr/ 08	1 Qtr/09	Var. %	1 Qtr/08	1 Qtr/09	Var. %	1 Qtr/08	1 Qtr/09	Var. %
Residential	341.0	351.8	3.2	271.3	281.7	3.8	612.3	633.5	3.5
Commercial	37.8	38.6	2.1	34.6	35.4	2.3	72.4	74.0	2.2
Industrial	8.8	8.3	(5.7)	8.2	8.1	(1.2)	17.0	16.4	(3.5)
Public	10.8	10.9	0.9	8.7	8.9	2.3	19.5	19.8	1.5
Total Retail	398.4	409.6	2.8	322.8	334.1	3.5	721.2	743.7	3.1
Wholesale	70.6	71.9	1.8	7.4	7.7	4.1	78.0	79.6	2.1
Grand Total	469.0	481.5	2.7	330.2	341.8	3.5	799.2	823.3	3.0

QUARTER

VOLUME INVOICED (1) WATER AND SEWAGE PER REGION - millions of m3
	Water			Sewage			Water + Sewage
Per Region	1 Qtr/08	1 Qtr/09	Var. %	1 Qtr/08	1 Qtr/09	Var. %	1 Qtr/08	1 Qtr/09	Var. %
Metropolitan	263.3	269.7	2.4	218.1	225.0	3.2	481.4	494.7	2.8
Regional (2)	135.1	139.9	3.6	104.7	109.1	4.2	239.8	249.0	3.8
Total retail	398.4	409.6	2.8	322.8	334.1	3.5	721.2	743.7	3.1
Bulk	70.6	71.9	1.8	7.4	7.7	4.1	78.0	79.6	2.1
Grand Total	469.0	481.5	2.7	330.2	341.8	3.5	799.2	823.3	3.0

(1) Not audited
(2) Comprised by the coastal region and country side

4. Costs, selling and administrative expenses

In the 1Q09 the cost of products and services provided, selling and administrative expenses had an increase of 30.1% (R$275.6 million). The participation of the costs and expenses in the net revenues grew from 59.5% in the 1Q08 to 72.1% in the 1Q09. In the absence of the effects of the TAC of R$146.6 million, these expenditures would have reached the amo unt of R$1,036.8 million and its participation in the revenue would be 62.7% .

			In millions of R$

			Variation

	1st Qtr/08	1st Qtr/09	R$	%

Payroll and related charges	319.0	488.0	169.0	53.0
General supplies	30.7	34.8	4.1	13.4
Treatment supplies	40.0	38.8	(1.2)	(3.0)
Outside services	128.4	181.7	53.3	41.5
Electricity	113.5	117.1	3.6	3.2
General expenses	68.4	58.0	(10.4)	(15.2)
Tax expenses	8.2	24.0	15.8	192.7
Subtotal	708.2	942.4	234.2	33.1
Depreciation and amortization	150.1	161.6	11.5	7.7
Credits write-off	57.5	87.4	29.9	52.0
Costs, and administrative and selling expenses	915.8	1,191.4	275.6	30.1
Percentage of Net Revenue (%)	59.5	72.1

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4.1. Salaries and payroll charges

In the 1Q09 occurred an increase of R$169.0 million or 53.0% in salaries and payroll charges, going from R$319.0 million to R$488.0 million as a result of the following factors:

• 5.03% salary adjustment since May, 2008;

• Increase of R$ 146.6 million (non-recurring), referring to the TAC, comprised by dismissals occurred in the 1Q09, not related to the TAC.

• Increase of R$ 7.9 million in the payment of FGTS; referring to the layoffs occurred in the 1Q09, not related to the TAC;

• Increase of R$ 1.3 million in the provision of social security obligations, resulting from the restatement of the amount projected for 2009.

4.2. General supplies

In the 1Q09 there was an increase of R$4.1 million or 13.4% when compared to the same period of previous quarter, going from R$30.7 million to R$34.8 million. The main factors that caused this variation were the expenditures with supplies used in the maintenance of the water and sewage stations and electric and electric-mechanical systems in the elevating and sewage treatment stations related to the Program of Reduction of Water Loss.

4.3. Treatment materials

The expenditures with chemical products in the 1Q09 were lower than the 1Q8 in R$1.2 million or 3.0%, going from R$40.0 million in the 1Q08 to R$38.8 million in the 1Q09, mainly in function of the improvement in the quality of the water of the reservoirs in the producing systems of Alto Tiete and Guarapiranga.

4.4. Services

In the 1Q09 this item presented increase of R$53.3 million or 41.5%, going from R$128.4 million to R$181.7 million. The main factors that contributed to this variation were:

  Expenditures with broadcasting of advertising campaigns focused on social environmental actions as Onda Limpa, Projeto Verao, Corrego Limpo, Programa de Uso Racional de Agua - PURA, among others, in the amount of R$16.5 million, recurring for next quarters.

  Expenditures with risk contracts for the recovery of credits in the amount of R$8.7 million, in consequence of the increase of the collecting actions, reflecting an increase of R$65.3 million in the quarter’s collection;

  Technical professional services in the amount of R$5,4 million in view of the contracting of consulting and advisory firms and specialized services devoted to diverse themes such as: implementation of Value-Added Management - GVA, contracting of the Foundation of Economic Research - FIPE for the performance of studies on the characteristics of the demand of large consumers of water, development of management projects of quality of maintenance services in the Regional Director’s Office - GLOBAL “R”, contracting of an investment bank for the evaluation of the Empresa Metropolitana de Aguas e Energia - EMAE, engineering service for survey, characterization and analysis of the form of wearing out of real estate; monitoring system, analysis and integration of the management processes of information and exposure of the Sabesp brand name, among others;

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  Maintenance of networks and residential connections of sewage in the amount of R$7.5 million, resulting from the intensification of actions t o meet the demands of the Córrego Limpo Program with the Municipal City Hall of Sao Paulo;

  Preventive and corrective maintenance in the water and sewa ge systems in the amount of R$3.8 million;

  Expenses with the implementation of the Water Rational Use Program - PURA in the municipal schools in the amount of R$3.4 million, in function of the agreement signed between Sabesp and the City Hall of the Municipality of Sao Paulo, with higher disbursements since July/08;

  Reading of hydrometers and delivery of bills in the amount of R$2.5 million, result of the increase of the number of connections and use of new technologies that allow higher security and agility in the system of issuance and reading of bills; and

  Lease of vehicles started in 2008, in the amount of R$2.2 million, in replacement to the own fleet.

4.5. Electric Energy

In the 1Q09 it presented an increase of R$3.6 million or 3.2% going from R$113.5 million to R$117.1 million.

This result is associated to the following factors:

  In the captive market there was a tariff increase of 3.5% and an increase in the consumption of 3.7%, while in the free market there was a drop of 13.5% in the consumption and an elevation of 3.7% in the tariffs.

	Participation (%)	Average Price (Var. %)	Weighted Average (%)

Free Market	22.0	10.9	2.4
Captive Market	78.0	3.5	2.7
Weighted Average			5.1

4.6. General Expenses

In the 1Q09 there was a reduction of R$10.4 million or 15.2%, from R$68.4 million to R$58.0 million, mainly by the decrease of R$14.6 million in the provision for judicial contingencies.

4.7. Credit Write -offs

The credit write-offs presented, in the 1Q09 an increase of R$29.9 million or 52.0%, going from R$57.5 million to R$87.4 million, mainly by the complement of the provision on the invoicing of municipalities for which the company supplies water at wholesale. These amounts are being registered in the provision, at the moment of the appearance of the debt, being such complement non-recurring for the upcoming quarters.

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4.8. Tax expenses

In the 1Q09 there was a decrease of R$15.8 million or 192.7% due to:

  Payment of Property Tax - IPTU in the amount of R$8.3 million to the municipality of São Paulo. Such collection will be recurring.

  Payment of Fee of Regulation, Control and Inspection - TRCF, paid to the Regulating Agency of Sanitation and Energy of the State of Sao Paulo - ARSESP, in the amount of R$6.3 million, recurring for the upcoming quarters.

5. Other operating income and expenses

5.1. Other operating income

Presented a decrease of R$7.8 million in the 1Q09, due mainly to the drop of the sale of excess electric energy.

5.2. Other operating expenses

Presented a decrease of R$1.3 million or 38.2%, mainly due to the lower number of write-offs of discontinued works by obsolescence.

6. Financial Income and Expenses

R$ million

	1Q08	1Q09	Variation	%

Financial expenses
Interest and charges on domestic loans and financing	102.1	102.6	0.5	0.5
Interest and charges on foreign loans and financing	15.5	19.8	4.3	27.7
Income tax on remittances overseas.	1.4	0.9	(0.5)	(35.7)
Interest on court -ordered indemnities, net of provisions	39.2	19.4	(19.8)	(50.5)
Other financial expenses	15.7	7.9	(7.8)	(49.7)

Total financial expenses	173.9	150.6	(23.3)	(13.4)

Financial income	35.4	47.5	12.1	34.2

Financial expenses, net of income	138.5	103.1	(35.4)	(25.6)

6.1. Financial expenses

In the 1Q09 occurred a decrease of R$23.3 million, or 13.4% described as follows:

  Increase of interests in the amount of R$4.3 million in the external financings resulting from the new funding of AB LOAN in the amount of US$250 million, in June, 2008 with appropriation of interests in the amount of R$6.8 million in the 1Q09 and loans with the BID (Development Interamerican Bank) with variation of R$1.2 million, in function of the lower depreciation of the dollar of 0.93% in the 1Q09, compared to the depreciation of the dollar of 1.25% occurred in the 1Q08.

  This increase was partially offset by the settlement of the Eurobonds 2008 in the amount of US$98 million occurred in June, 2008 with variation of R$3.8 million;

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  Reduction in interests on judicial proceedings in the amount of R$19.8 million, arising from lower payment of indemnifications;

  Other financial expenses presented a decrease of R$7.8 million, mainly by the adequacy of interests referring to the special installment payment (PAES).

6.2. Financial Income

The financial income presented an increase of R$12.1 million as a result mainly of proceeds from financial investments in function of higher average balance in the 1Q09

7. Income and expenses with monetary variation

	R$ million

	1Q08	1Q09	Variation	%

Monetary variation on loans and financing	26.5	0.2	(26.3)	(99.2)
Exchange variation on loans and financing	11.5	(32.9)	(44.4)	(386.1)
Other monetary variations	2.0	6.1	4.1	205.0

Positive monetary variations	40.0	(26.6)	(66.6)	(166.5)

Negative monetary variations	17.0	8.9	(8.1)	(47.6)

Net monetary variations	23.0	(35.5)	(58.5)	(254.3)

7.1. Expenses with monetary variation

The net effect of the expenses with monetary variations in the 1Q09 was lower in R$66.6 million when compared with the 1Q08. This variation is due to:

  Although the 0.93% depreciation of the dollar in the 1Q09 has been lower when compared to the depreciation of the dollar occurred in the 1Q08, of 1.25%, it is associated to the variation of the currency basket that in the 1Q09 presented a depreciation of 3.6% and an appreciation in the 1Q08 corresponding to 6.0%, leading to a net total impact of R$44.4 million in foreign exchange variations. The balance of the dollar denominated debt in the 1Q08 was R$1.2 billion (US$679.7 million) and in the 1Q09 it was R$ 1.8 billion (US$ 789. 3 million);

  Decrease of R$26.3 million in the monetary variations on debentures, resulting from the variation of the IGPM, 0.92% in the 1Q09, against 2.38% in the previous period; and

  Other monetary variations on indemnifications of judicial proceedings with increase of R$4.1 million.

7.2. Income with monetary variations

Income with monetary variations presented a decrease of R$8.1 million due mainly to retentions of disbursements of JICA (former JICB) occurred in December, 2008 and January, 2009 that were affected by the depreciation of the Yen when released in February, 2009.

8. Operating Indicators

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Sabesp keeps strongly acting in the fight against loss of water with the constant reduction of the loss index, which dropped 6.5% in the period, from 29.1% in the 1Q08 to 27.2% in the 1Q09. In comparison to the end of 2008, there was a 1% reduction. This reduction can be observed by the reduction of 0.4% of the volume of water produced simultaneously to a 2.7% growth in the volume billed.

Operational Indicators	1Q08	1Q09	Variation %
Water connections (1)	6,804	6,989	2.7
Sewage connections (1)	5,198	5,381	3.5
Population directly served by water supply (2)	23.0	23.2	0.9
Population served by sewage collection (2)	18.9	19.3	2.1
Number of employees	16,804	16,349	(2.7)
Water volume produced (3)	721.6	719.0	(0.4)
Water loss ratio (%)	29.1	27.2	(6.5)

(1) In 1,000 units at the end of the period
(2) In millions of inhabitants at the end of the period. Wholesale supply not included.
(3) In millions of m3
(*) Not audited

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12.01 - COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE IN THE QUARTER

See comments on the Company’s performance.

Page: 71

14.01 - CHARACTERISTICS of the PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	01
2 - ORDER No.	6
3 - REGISTRATION Nº. AT CVM	CVM/SRE/DEB/2004/032
4 - REGISTRATION DATE AT CVM	09/17/2004
5 - SERIES ISSUED	2
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PUBLIC
8 - ISSUE DATE	09/01/2004
9 - MATURITY DATE	09/01/2009
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	IGPM + 11%
12 - PREMIUM/DISCOUNT
13 - NOMINAL AMOUNT (Reais)	1,344 .71
14 - AMOUNT ISSUED (Million Reais)	253,164
15 - NO. OF SECURITIES ISSUED (UNIT)	188,267
16 - OUTSTANDING SECURITIES (UNIT)	188,267
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	09/01/2009

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14.01 - CHARACTERISTICS of the PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	02
2 - ORDER No.	6
3 - REGISTRATION Nº. AT CVM	CVM/SRE/DEB/2004/033
4 - REGISTRATION DATE AT CVM	09/17/2004
5 - SERIES ISSUED	3
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PUBLIC
8 - ISSUE DATE	09/01/2004
9 - MATURITY DATE	09/01/2010
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	IGPM + 11%
12 - PREMIUM/DISCOUNT
13 - NOMINAL AMOUNT (Reais)	1,344 .71
14 - AMOUNT ISSUED (Million Reais)	241,940
15 - NO. OF SECURITIES ISSUED (UNIT)	179,920
16 - OUTSTANDING SECURITIES (UNIT)	179,920
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	09/01/2009

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14.01 - CHARACTERISTICS of the PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	03
2 - ORDER No.	7
3 - REGISTRATION Nº. AT CVM	CVM/SRE/DEB/2005/007
4 - REGISTRATION DATE AT CVM	03/10/2005
5 - SERIES ISSUED	2
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PUBLIC
8 - ISSUE DATE	03/01/2005
9 - MATURITY DATE	03/01/2010
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	IGPM + 10.8%
12 - PREMIUM/DISCOUNT
13 - NOMINAL AMOUNT (Reais)	1,234 .50
14 - AMOUNT ISSUED (Million Reais)	123,450
15 - NO. OF SECURITIES ISSUED (UNIT)	100,000
16 - OUTSTANDING SECURITIES (UNIT)	100,000
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	03/01/2010

Page: 74

14.01 - CHARACTERISTICS of the PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	04
2 - ORDER No.	8
3 - REGISTRATION Nº. AT CVM	CVM/SRE/DEB/2005/032
4 - REGISTRATION DATE AT CVM	06/22/2005
5 - SERIES ISSUED	1
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PUBLIC
8 - ISSUE DATE	06/01/2005
9 - MATURITY DATE	06/01/2009
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	CDI + 1 .5%
12 - PREMIUM/DISCOUNT
13 - NOMINAL AMOUNT (Reais)	1,044 .94
14 - AMOUNT ISSUED (Million Reais)	365,729
15 - NO. OF SECURITIES ISSUED (UNIT)	350,000
16 - OUTSTANDING SECURITIES (UNIT)	350,000
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	06/01/2009

Page: 75

14.01 - CHARACTERISTICS of the PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	05
2 - ORDER No.	8
3 - REGISTRATION Nº. AT CVM	CVM/SRE/DEB/2005/033
4 - REGISTRATION DATE AT CVM	06/22/2005
5 - SERIES ISSUED	2
6 - TYP E OF ISSUE	SIMPLE
7 - ISSUED NATURE	PUBLIC
8 - ISSUE DATE	06/01/2005
9 - MATURITY DATE	06/01/2011
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	CDI + 10.75%
12 - PREMIUM/DISCOUNT
13 - NOMINAL AMOUNT (Reais)	1,314 .02
14 - AMOUNT ISSUED (Million Reais)	459,907
15 - NO. OF SECURITIES ISSUED (UNIT)	350,000
16 - OUTSTANDING SECURITIES (UNIT)	350,000
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	06/01/2009

Page: 76

14.01 - CHARACTERISTICS of the PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	06
2 - ORDER No.	9
3 - REGISTRATION Nº. AT CVM	CVM/SRE/DEB/2008/029
4 - REGISTRATION DATE AT CVM	10/23/2008
5 - SERIES ISSUED	1
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PUBLIC
8 - ISSUE DATE	10/15/2008
9 - MATURITY DATE	10/15/2013
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	IGPM + 2.75%
12 - PREMIUM/DISCOUNT
13 - NOMINAL AMOUNT (Reais)	1,070.35
14 - AMOUNT ISSUED (Million Reais)	107,035
15 - NO. OF SECURITIES ISSUED (UNIT)	100,000
16 - OUTSTANDING SECURITIES (UNIT)	100,000
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	10/15/2009

Page: 77

14.01 - CHARACTERISTICS of the PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	07
2 - ORDER No.	9
3 - REGISTRATION Nº. AT CVM	CVM/SRE/DEB/2008/030
4 - REGISTRATION DATE AT CVM	10/23/2008
5 - SERIES ISSUED	2
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PUBLIC
8 - ISSUE DATE	10/15/2008
9 - MATURITY DATE	10/15/2015
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	IGPM + 12.87%
12 - PREMIUM/DISCOUNT
13 - NOMINAL AMOUNT (Reais)	1,082 .63
14 - AMOUNT ISSUED (Million Reais)	129,915
15 - NO. OF SECURITIES ISSUED (UNIT)	120,000
16 - OUTSTANDING SECURITIES (UNIT)	120,000
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	10/15/2009

Page: 78

20.01 - OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

1. CHANGE IN THE INTEREST HELD BY THE CONTROLLING SHAREHOLDER, DIRECTORS AND OFFICERS

CONSOLIDATED SHAREHOLDING POSITION OF CONTROLLING SHAREHOLDER, DIRECTORS AND OFFICERS AND OUTSTANDING SHARES * Position at March 30, 2009
Shareholder	Number of Common Shares (In units)%		Total Number of Shares (In units)%
Controlling Shareholder
State Finance Department	114,508,086	50.3%	114,508,086	50.3%
Management
Board of Directors	5,209	0	5,209	0
Executive Board	-	-	-	-

Supervisory Board	-	-	-	-

Treasury Shares	-	-	-	-

Other Shareholders

Total	114,513,295	50.3%	114,513,295	50.3%

Outstanding Shares	113,323,328	49.7%	113,323,328	49.7%

CONSOLIDATED SHAREHOLDING POSITION OF CONTROLLING SHAREHOLDER, DIRECTORS AND OFFICERS AND OUTSTANDING SHARES Position at March 30, 2008
Shareholder	Number de Common Shares (In units)%		Number Total de Ações (In units)%
Controlling Shareholder
State Finance Department	114,508,087	50.3%	114,508,087	50.3%
Management
Board of Directors	4,808	0	4,808	0
Executive Board	-	-	-	-

Supervisory Board	-	-	-	-

Treasury Shares	-	-	-	-

Other Shareholders

Total	114,512,895	50.3%	114,512,895	50.3%

Outstanding Shares	113,323,728	49.7%	113,323,728	49.7%

Page: 79

2. SHAREHOLDING POSITION

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF SHARES OF EACHCATEGORY AND CLASS OF SHARES OF THE COMPANY, UP TO THE LEVEL OF INDIVIDUAL
Company: CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO			Position at March 30, 2009 (In Shares)
	Common Shares		Total
Shareholder	Number	%	Number	%
State Finance Department	114,508,086	50.3	114,508,086	50.3

3. ARBITRATION COMMITMENT CLAUSE

The Company, its controlling Shareholder, Management and members of the Supervisory Board agree to resolve, by means of arbitration, any and all disputes or controversies arising out of or related to the Novo Mercado (New Market) Listing Regulations, BOVESPA’s New Market Participation Agreement, Commitment Clauses, in particular as to their application, validity, effectiveness, interpretation, breach and effects, by means of arbitration to be conducted at the Market Arbitration Chamber, in conformity with the Chamber’s Arbitration Regulations.

Page: 80

21.01 - REPORT ON THE LIMITED REVIEW - UNQUALIFIED

Report of the independent auditors’ review

To the Managers and Shareholders
Companhia de Saneamento Basico do
Estado de Sao Paulo - SABESP

1. We reviewed the financial information contained in the Quarterly Information - ITR (individual and consolidated) of Companhia de Saneamento Basico do Estado de Sao Paulo - SABESP (the “Company”) referring to the quarter ended on March 31, 2009, comprising the balance sheets, the statements of income, the statement of changes to shareholders’ equity, the statement of cash flows and the statement of value-added, the explanatory notes and the performance report, prepared under the responsibility of its Management.

2. Our review was performed according to the specific standards set forth by the IBRACON - Instituto dos Auditores Independentes do Brasil, together with Conselho Federal de Contabilidade - CFC, and it consisted, manly in: (a) questioning and discussing with the managers responsible for the accounting, finance and operating areas of the Company, as to the main criteria adopted in the preparation of the quarterly information, and (b) review of the relevant information and the subsequent events that have, or may have, relevant effects on the financial position and operations of the Company and its subsidiary.

3. As mentioned in Note 5, Companhia de Saneamento Basico do Estado de Sao Paulo - SABESP has recorded in the non-current assets amounts related to supplementary pension and retirement plans, paid by the Company in the period from 1986 to 2009. After a period of negotiation, the parties (the Company and the Government of the State of Sao Paulo) signed, on November 17, 2008, the Third Amendment to the Term of Acknowledgment, Payment Commitment and Other Covenants, that demonstrate installments considered controversial and uncontroversial, originated from calculations made by a specialized company with regards to the payments made. As a result of the referred Term, the Company booked monetary adjustment of the uncontroversial portion, then kept in historical values, however it has not booked a provision for the controversial portion, in the amount of R$315,571 thousand, net of tax effects, in view of the high expectation of success in the collection of the outstanding amounts and the expected solution of the divergences with the State and/or the discussions in technical-legal level. The accounting standards adopted in Brazil require provision for losses for reduction to recoverable value that corresponds, in this context, to the amounts past due for long time and determined as controversial. Consequently, non -current assets and shareholders’ equity are over evaluated in the amount of R$315,571 thousand and the net income for the quarter ended on March 31, 2009 is presented in excess in the amount of R$12,798 thousand, net of tax effects.

4. Based on our limited review, except for the effects of the matter mentioned in the previous paragraph 3, we are not aware of any relevant change that must be made to the quarterly information referred above, so that they are in agreement with the statements issued by the Brazilian Security and Exchange Commission - CVM, applicable to the preparation of quarterly information, including the Instruction CVM nr. 469/08.

5. As mentioned in Note 5, the Company and the Government of the State of Sao Paulo entered into an instrument to settle the amount denominated uncontroversial referring to the reimbursement of supplementary retirement and pension, paid by the Company, in name and on account of the Government of the State of Sao Paulo. The realization of this asset may eventually be influenced by: (a) the resolution of legal uncertainties caused by public action and legislative authorization related to the transfer of the Company’s reservoirs, in the amount of R$696,283 thousand and (b) by the financial collection of the other values, in the amount of R$213,744 thousand.

Page: 81

6. As mentioned in Note 21, some agreements were signed between the City Hall of the Municipality of Sao Paulo and the Company, seeking the resolution of the debts existing in context that involves simultaneously the stability in the service provision and the establishment of sanitation actions. Due to current stage of the negotiations between the Company and the Municipality of Sao Paulo, Management has the expectation that no adjustment will be needed to the corresponding amounts included in the financial statements. Therefore, no adjustment was consigned in the financial statements.

7. As mentioned in Note 2, the accounting standards adopted in Brazil were changed during 2008 and the effects of their initial adoption were booked by the Company and its subsidiary during the fourth quarter of 2008 and disclosed in the financial statements of December 31, 2008. The statement of income, the statement of changes to shareholders’ equity, the statement of cash flows and the statement of value-added referring to the quarter ended on March 31, 2008, presented together with information of current quarter, were not adjusted for comparison purposes, as allowed by the Official Letter-Circular CVM nr. 02/2009.

8. The limited review of the Quarterly Information - ITR related to the quarter ended on March 31, 2008 were conducted under the responsibility of other independent auditors, which issued, dated on May 14, 2008 the respective unqualified report with emphasis paragraph in their report related to the reimbursement of the amounts of supplementary payments of retirement and pension made by the Company and to the agreement signed between the City Hall of the Municipality of Sao Paulo and the Company.

Sao Paulo, May 15, 2009

PricewaterhouseCoopers
Independent Auditors
CRC 2SP000160/O-5

Paulo Cesar Estevão Neto
Accountant CRC 1RJ026365/O-8 “T” SP

Page: 82

INDEX

Group	Table	Description	Page
01	01	IDENTIFICATION	1
01	02	REGISTERED OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company’s mailing address)	1
01	04	ITR REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY’S CHARACTERISTICS	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	PROCEEDS IN CASH	2
01	09	PAID-IN CAPITAL AND CHANGES IN THE CURRENT FISCAL YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEETS - ASSETS	4
02	02	BALANCE SHEETS - LIABILITIES	6
03	01	STATEMENT OF INCOME	8
04	01	STATEMENT OF CASH FLOWS	10
05	01	STATEMENT OF CHANGES TO SHAREHOLDERS’ EQUITY FROM 01/01/2009 to 3/31/2009	12
05	02	STATEMENT OF CHANGES TO SHAREHOLDERS’ EQUITY FROM 01/01/2009 to 3/31/2009	13
08	01	CONSOLIDATED BALANCE SHEETS - ASSETS	14
08	02	CONSOLIDATED BALANCE SHEETS - LIABILITIES	16
09	01	CONSOLIDATED STATEMENT OF INCOME	18
10	01	CONSOLIDATED STATEMENT OF CASH FLOWS	20
11	01	STATEMENT OF CONSOLIDATED CHANGES TO SHAREHOLDERS’ EQUITY FROM 01/01/2009 to 3/31/2009	22
11	02	STATEMENT OF CONSOLIDATED CHANGES TO SHAREHOLDERS’ EQUITY FROM 01/01/2009 to 3/31/2009	23
06	01	EXPLANATORY NOTES	24
07	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	64
12	01	COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE IN THE QUARTER	71
14	01	CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES	72
20	01	OTHER INFORMATION THAT THE COMPANY DEEMS RELEVANT	79
21	01	REPORT ON THE LIMITED REVIEW	81/82

Page: 83

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: June 25, 2009

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.